SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2014

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación, s/n

28050 Madrid, Spain

3491-482 37 33

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the registration statement of Telefónica, S.A. and Telefónica Emisiones, S.A.U. filed with the Securities and Exchange Commission on May 22, 2012 (File No. 333-181576). Telefónica, S.A. is filing the document set forth in the following Exhibit Index.

Exhibit Index

Item
Exhibit 99.1	Consolidated financial information for the three months ended March 31, 2014 and the years ended December 31, 2013, 2012 and 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	June 10, 2014	By:	/s/ Miguel Escrig Meliá
		Name:	Miguel Escrig Meliá
		Title:	Chief Financial Officer

Exhibit 99.1

TELEFÓNICA GROUP

Consolidated financial information for the three months ended March 31, 2014 and the years ended December 31, 2013, 2012 and 2011

Consolidated statements of financial position

Millions of euros	03/31/2014(*)	12/31/2013
ASSETS
A) NON-CURRENT ASSETS	88,074	89,597
Intangible assets	18,307	18,548
Goodwill	23,445	23,434
Property, plant and equipment	30,131	31,040
Investments accounted for by the equity method	2,366	2,424
Non-current financial assets	7,353	7,775
Deferred tax assets	6,472	6,376
B) CURRENT ASSETS	24,088	29,265
Inventories	921	985
Trade and other receivables	9,736	9,640
Current financial assets	3,066	2,117
Tax receivables	1,451	1,664
Cash and cash equivalents	7,904	9,977
Non-current assets held for sale	1,010	4,882

TOTAL ASSETS (A+B)	112,162	118,862

	03/31/2014(*)	12/31/2013
EQUITY AND LIABILITIES
A) EQUITY	27,198	27,482
Equity attributable to equity holders of the parent and other holders of equity instruments	21,479	21,185
Equity attributable to non-controlling interests	5,719	6,297
B) NON-CURRENT LIABILITIES	58,537	62,236
Non-current interest-bearing debt	47,422	51,172
Non-current trade and other payables	1,663	1,701
Deferred tax liabilities	2,991	3,063
Non-current provisions	6,461	6,300
C) CURRENT LIABILITIES	26,427	29,144
Current interest-bearing debt	8,609	9,527
Current trade and other payables	14,170	15,221
Current tax payables	1,986	2,203
Current provisions	1,470	1,271
Liabilities associated with non-current assets held for sale	192	922

TOTAL EQUITY AND LIABILITIES (A+B+C)	112,162	118,862

(*)	Unaudited information

Consolidated income statements

Millions of euros	January - March 2014(*)	January - March 2013(*)
INCOME STATEMENTS
Revenues	12,232	14,141
Other income	321	319
Supplies	(3,580)	(4,188)
Personnel expenses	(1,614)	(1,870)
Other expenses	(3,430)	(3,835)
Depreciation and amortization	(2,091)	(2,501)
OPERATING INCOME	1,838	2,066
Share of profit (loss) of investments accounted for by the equity method	1	18
Finance income	217	212
Exchange gains	593	553
Finance costs	(865)	(855)
Exchange losses	(747)	(584)
Net financial expense	(802)	(674)
PROFIT BEFORE TAX	1,037	1,410
Corporate income tax	(308)	(452)
PROFIT FOR THE PERIOD	729	958
Non-controlling interests	(37)	(56)
PROFIT FOR THE PERIOD ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	692	902

Basic and diluted earnings per share attributable to equity holders of the parent (euros)	0.15	0.20

(*)	Unaudited information

Consolidated statements of cash flows

Millions of euros	2014(*)	2013(*)
Cash flows from operating activities
Cash received from customers	15,474	17,639
Cash paid to suppliers and employees	(11,937)	(13,566)
Dividends received	6	4
Net interest and other financial expenses paid	(1,026)	(1,129)
Taxes paid	(170)	(484)
Net cash from operating activities	2,347	2,464

Cash flows from investing activities
Proceeds on disposals of property, plant and equipment and intangible assets	65	127
Payments on investments in property, plant and equipment and intangible assets	(2,175)	(3,082)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	1,966	77
Payments on investments in companies, net of cash and cash equivalents acquired	(35)	(6)
Proceeds on financial investments not included under cash equivalents	22	18
Payments on financial investments not included under cash equivalents	(174)	(26)
Payments on placements of cash surpluses not included under cash equivalents	(109)	(36)
Government grants received	13	—

Net cash used in investing activities	(428)	(2,928)

Cash flows from financing activities
Dividends paid	(119)	(141)
Transactions with equity holders	(467)	(442)
Operations with other equity holders	1,750	—
Proceeds on issue of debentures and bonds	760	2,598
Proceeds on loans, borrowings and promissory notes	2,098	2,268
Cancellation of debentures and bonds	(3,832)	(3,656)

Repayments of loans, borrowings and promissory notes	(3,383)	(3,367)
Payments on financed spectrum licenses	(22)	—
Net cash used in financing activities	(3,215)	(2,740)
Effect of changes in exchange rates	(778)	(450)
Effect of changes in consolidation methods	1	(26)
Net increase (decrease) in cash and cash equivalents during the year	(2,073)	(3,680)
CASH AND CASH EQUIVALENTS AT JANUARY 1	9,977	9,847
CASH AND CASH EQUIVALENTS AT MARCH 31	7,904	6,167

RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENT OF FINANCIAL POSITION

BALANCE AT JANUARY 1	9,977	9,847
Cash on hand and at banks	7,834	7,973
Other cash equivalents	2,143	1,874
BALANCE AT MARCH 31	7,904	6,167
Cash on hand and at banks	6,357	4,789
Other cash equivalents	1,547	1,378

(*)	Unaudited information

Consolidated Results

On February 26, 2014, the Board of Directors of Telefónica, S.A. approved the implementation of a new organizational structure completely focused on clients and which incorporates the digital offering as the main focus of commercial policies. The structure gives greater visibility to local operators, bringing them closer to the corporate decision-making center, simplifying the Group’s global structure and strengthening the transverse areas to improve flexibility and agility in decision making.

From January 1, 2014, and due to the implementation of this new organizational structure, the activities carried out to date by Telefónica Digital, Telefónica Europe and Telefónica Latin America have been integrated into the Global Corporate Centre, thus simplifying the Group’s organization. Additionally, from the beginning of the year, the new organizational structure is composed of Telefónica Spain, Telefónica Brazil, Telefónica Germany, Telefónica United Kingdom and Telefónica Hispanoamérica (comprised of Argentina, Chile, Peru, Colombia, Mexico, Venezuela & Central America, Ecuador and Uruguay). All that is not specifically included in these new segments is part of “Other companies and eliminations”. As a result, the Group’s segments results have been revised for the year 2013, 2012 and 2011 to reflect the above-mentioned new organization. Because this is an intragroup change, Telefónica’s consolidated results for 2013, 2012 and 2011 are not affected.

Additionally, as a result of management integration in Peru, Argentina and Chile, revenue breakdown has been reclassified according to the new criteria, allocating “inter-company” eliminations within fixed and mobile businesses.

March 2014 highlights

Telefónica managed a total of 313.1 million accesses at the end of March, down 1% year-on-year, impacted by the sale of the fixed business’s residential assets in the UK and the sale of Telefónica Czech Republic in 2013. Excluding these effects, total accesses would have increased by 2% year-on-year, driven by the growth of mobile contract customers, especially mobile broadband customers, and pay TV accesses. Of particular note is the progress of Telefónica Hispanoamérica’s accesses (41% of total accesses as of March 31, 2014), which increased by 5% year-on-year and Telefónica Brazil’s accesses (30% of total accesses as of March 31, 2014, up 3% year-on-year).

The Group’s strategy is based on capturing growth in its markets and especially on attracting high-value-added customers.

Mobile accesses were 247.5 million as of March 31, 2014 showing growth of 0.1% year-on-year in the total mobile accesses and 4.0% in the contract segment, but excluding the effect of the disposal of T. Czech Republic in 2013 the growth would be of 3% in total and 9% increase in the contract segment. The growth was mainly driven by the increased penetration of smartphones.

The Group’s mobile broadband accesses stood at 76.2 million as of March 31, 2014, maintaining solid growth of 38% year-on-year, and representing 31% of mobile accesses (+8 p.p. year-on-year). Underpinning this growth was the strong performance of smartphones, which achieved a penetration of 30% in terms of mobile internet tariffs over the customer base (+9 p.p. year-on-year), with net additions of 4 million in the first quarter of 2014.

Retail fixed broadband accesses totaled 17.6 million, down 5.6% year-on-year affected by the disposal of T. Czech Republic in 2013, without this effect accesses would up 2% year-on-year.

Pay TV accesses reached 3.6 million at March 31, 2014, up 8% year-on-year, highlighting the performance of Telefónica Spain (which consolidated its recovery trend for the second quarter in a row) and the double-digit year-on-year growth of Telefónica Hispanoamérica and Telefónica Brazil.

Telefónica’s customer base includes the consumer and business segments, and therefore is not materially affected by customer concentration risk.

Accesses*
Thousands of accesses	March 2013	March 2014	%Var 13/14
Fixed telephony accesses (1) (2) (3)	39,764.2	37,593.5	(5.5%)
Internet and data accesses	19,404.6	18,121.9	(6.6%)
Narrowband	618.2	421.0	(31.9%)
Broadband (4) (5)	18,633.7	17,585.5	(5.6%)
Other (6)	152.7	115.4	(24.4%)
Mobile accesses	247,312.0	247,534.1	0.1%
Prepay (7)	164,500.5	161,410.9	(1.9%)
Contract (8)	82,811.5	86,123.3	4.0%
Pay TV	3,304.5	3,567.1	7.9%
Unbundled loops	3,404.8	3,910.8	14.9%
Shared ULL	169.5	116.1	(31.5%)
Full ULL	3,235.3	3,794.7	17.3%
Wholesale ADSL	854.7	746.8	(12.6%)
Other	1,606.7	1,670.1	3.9%
Final Clients Accesses	309,785.3	306,816.6	(1.0%)
Wholesale Accesses	5,866.1	6,327.7	7.9%

Total Accesses	315,651.4	313,144.3	(0.8%)

*	“Access” refers to a connection to any of the telecommunications services offered by us. Because a single fixed customer may contract for multiple services, we count the number of accesses, or services a customer has contracted for. For example, a customer that has fixed line telephony service and broadband service represents two accesses rather than one. The following are the main categories of accesses:

•

Fixed telephony accesses: includes public switched telephone network, or PSTN, lines (including public use telephony), and integrated services digital network, or ISDN, lines and circuits. For purposes of calculating our number of fixed line accesses, we multiply our lines in service as follows: PSTN (x1); basic ISDN (x1); primary ISDN (x30, x20 or x10); 2/6 digital accesses (x30).

•

Internet and data accesses: includes retail broadband accesses (retail asymmetrical digital subscriber line “ADSL,” very high bit-rate digital subscriber line “VDSL”, satellite, fiber optic and circuits over 2 Mbps), narrowband accesses (internet service through the PSTN lines) and other accesses, including the remaining non-broadband final client circuits. “Naked ADSL” allows customers to subscribe for a broadband connection without a monthly fixed line fee.

•	Pay TV: includes cable TV, direct to home satellite TV, or DTH, and Internet Protocol TV, or IPTV.

•

Mobile accesses: we count each active SIM as an access regardless of the number of services contracted through the SIM. Mobile accesses include accesses to mobile network for voice and/or data services (including connectivity). Mobile accesses are categorized into contract and prepay accesses.

•

Mobile broadband includes Mobile Internet (internet access from devices also used to make voice calls e.g. smartphones), and Mobile Connectivity (internet access from devices that complement fixed broadband, such as PC Cards/dongles, which enable large amounts of data to be downloaded on the move).

•

Unbundled/shared local loop, or ULL: includes accesses to both ends of the copper local loop leased to other operators to provide voice and DSL services (fully unbundled loop, “Full ULL”) or only DSL service (shared unbundled loop, “Shared ULL”).

Note: Telefónica Czech Republic accesses are no longer consolidated since the first quarter of 2014.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. The Group’s accesses for internal use and total fixed wireless included. Includes VoIP and Naked ADSL.
(2)	In the second quarter of 2013, 209 thousand accesses were disconnected due to the disposal of the assets of the fixed business in the UK.
(3)	In the first quarter of 2014, 45 thousand fixed wireless inactive accesses were disconnected in Mexico.
(4)	Includes ADSL, satellite, optical fiber, cable modem and broadband circuits.
(5)	In the second quarter of 2013, 511 thousand accesses were disconnected due to the disposal of the assets of the fixed business in the UK.

(6)	Retail circuits other than broadband.
(7)	In the first quarter of 2014, 1.9 million inactive accesses were disconnected in Mexico.
(8)	In the first quarter of 2014, 569 thousand inactive accesses were disconnected in Spain.

Revenues in the first quarter of 2014 totaled 12,232 million euros, decreasing 13.5% in reported terms, impacted by the exchange rate differences and the effect of hyperinflation in Venezuela which reduced year-on-year growth by 11.8 p.p. Additionally, revenues were negatively affected by changes in the consolidation perimeter, mainly due to the deconsolidation of Telefónica Czech Republic (-3.1 p.p.). Excluding all these impacts, revenues in the first quarter of 2014 would have increased by 1.5% year-on-year.

The structure of revenues reflects the Group’s diversification and despite the above-mentioned foreign exchange rate effects, Telefónica Hispanoamérica accounted for 28.1% of consolidated revenues in the first quarter of 2014 (up 0.2 p.p. compared with the first quarter of 2013), Telefónica Spain accounted for 24.5% of consolidated revenues (up 1.4 p.p. compared with the first quarter of 2013) and Telefónica UK accounted for 13.4% of consolidated revenues (up 2.1 p.p. compared with the first quarter of 2013), while revenues from Telefónica Brazil accounted for 21.8% of consolidated revenues and fell by 1.3 p.p. year-on-year.

Mobile data revenues totaled 2,834 million euros in the first quarter of 2014, a year-on-year decrease of 7.0% in reported terms, primarily due to foreign exchange rate effects and the impact of hyperinflation in Venezuela. Excluding these impacts, mobile data revenues (the main growth driver of revenues in the first quarter of 2013) would have increased by 8.8%. Mobile data accounted for 40% of mobile service revenues, up 2 p.p. in reported terms compared with the first quarter of 2013. Especially noteworthy is the growth in non-SMS data revenues (+6.2% year-on-year in reported terms and +23.6% year-on-year excluding the impact of foreign exchange rate differences and the effect of hyperinflation in Venezuela), which accounted for 71% of total data revenues in the period in reported terms (+9 p.p. year-on-year in reported terms).

Exchange rate fluctuations, in particular the depreciations of the Brazilian real and the Argentine peso along with the implicit devaluation of the Venezuelan bolivar following the introduction of the new exchange rate mechanism (SICAD I), negatively impacted the financial results of the first quarter of 2014. Thus, in the first quarter of 2014, exchange rate fluctuations deducted 11.8 p.p. from the year-on-year revenue growth and 11.7 p.p. from the year-on-year operating income before depreciation and amortization (OIBDA) growth.

Other income mainly includes own work capitalized in the Group’s fixed assets, profit from the sale of other assets, and the disposal of non-strategic towers. Other income in the first quarter of 2014 related mainly to the sale of non-strategic towers in Spain, for a total gain of 46 million euros, compared with a total gain of approximately 1.2 million euros in the first quarter of 2013 (consisting of gains of 0.4 million euros in Brazil, 0.5 million euros in Mexico and 0.2 million euros in Chile).

Total consolidated expenses, which include supplies, personnel expenses and other expenses (primarily external services and taxes), amounted to 8,624 million euros in the first quarter of 2014. This represented a 12.8% year-on-year decrease in reported terms, which was primarily due to:

•	Exchange rate differences and the effect of hyperinflation in Venezuela (-11.7 p.p.); and

•	Changes in the consolidation perimeter caused by the disposal of Telefónica Czech Republic (-2.9 p.p.).

Excluding the aforementioned items, total expenses grew 1.8% in the first quarter of 2014 compared with the first quarter of 2013, due to increased handset consumption associated with the higher volume of gross additions in Telefónica Hispanoamérica and network costs associated with data traffic growth and expenses related to network modernization.

•

Supplies stood at 3,580 million euros in the first three months of 2014, falling 14.5% with respect to the same period in 2013, largely impacted by exchange rate differences and the effect of hyperinflation in Venezuela, which reduced this item by 10 p.p. Additionally, the year-on-year change is affected by changes in the consolidation perimeter (-3 p.p.). Excluding both effects, related expenses fell 1.6%, due to lower mobile termination costs mainly in Spain, UK, Germany and Brazil, offsetting increased expenses from handset consumption associated with the higher volume of gross additions in Hispanoamérica.

•

Personnel expenses totaled 1,614 million euros in the first three months of 2014 and fell by 13.7% with respect to the same period in 2013, mainly impacted by exchange rate differences and the effect of hyperinflation in Venezuela (-11.2 p.p.) and changes in the consolidation perimeter (-3.7 p.p.). Excluding both effects, personnel expenses would have increased by 1.2% mainly reflecting the negative impact of inflation in some countries, which were not fully offset by the savings from the restructuring plans carried out in recent years (mainly in Spain, Brazil and the UK). Restructuring expenses amounted to 5 million euros in the first quarter of 2014 (mainly in the UK) compared with 58 million euros in the same period of 2013 (primarily in Brazil, Czech Republic and the UK).

The average headcount was 121,706 employees in the first quarter of 2014, down 8.3% compared with the first quarter of 2013, primarily due to the deconsolidation of Telefónica Czech Republic. Excluding this impact, the average headcount in the quarter would have decreased by 3.8% year-on-year.

•

Other expenses amounted to 3,430 million euros in the first three months of 2014, falling 10.5% mainly due to the impact of exchange rate differences and the effect of hyperinflation in Venezuela (-13.7 p.p.). In addition, other expenses was also affected by changes in the consolidation perimeter (-2.3 p.p.). Excluding these effects, other expenses would have increased by 5.6% mainly as a result of higher network costs associated with data traffic growth and expenses related to network modernization.

OIBDA reached 3,929 million euros in the first three months of 2014, a decrease of 14% against the same period in 2013, as a result of:

•	Exchange rate differences and the effect of hyperinflation in Venezuela (-11.7 p.p.);

•

The lower amount of non-strategic towers sold in the first quarter of 2013 compared to the first quarter of 2014 (+1 p.p.). In the first quarter of 2014, these consisted primarily of the sale of non-strategic towers in Spain (46 million euros of impact in OIBDA) whereas for the same period in 2013, these consisted primarily of the sale of non-strategic towers in Mexico and Brazil (1.2 million euros of impact in OIBDA); and

•	Changes in the consolidation perimeter mainly caused by the disposal of Telefónica Czech Republic (-3.7 p.p.);

Excluding the aforementioned items, OIBDA for the first three months of 2014 would have increased 0.5%. This performance was underpinned by sustained revenue growth, offsetting higher costs.

OIBDA is a non-GAAP financial measure. For more information, see “Key performance indicators—Operating income before depreciation and amortization” below.

OIBDA margin was 32.1% in the first three months of 2014, down 0.2 p.p. year-on-year in reported terms.

By region, Telefónica Spain contributed the most to consolidated OIBDA, accounting for 35.7% (+2.2 p.p. versus the first quarter of 2013) and Telefónica Hispanoamérica represented 27.4%, almost in line with the first quarter of 2013 (-0.1 p.p.). By contrast, Telefónica Brazil reduced its contribution to OIBDA by 2 p.p. versus the first quarter of 2013 (accounting for 21.1% of total OIBDA in the first quarter of 2014).

Depreciation and amortization totaled 2,091 million euros in the first three months of 2014, a decrease of 16.4% year-on-year, mainly due to lower fixed asset depreciation, more than offsetting increased depreciation on spectrum acquisitions. Total depreciation and amortization charges arising from purchase price allocation processes amounted to 158 million euros (-26.4% year-on-year).

Operating income (OI) in the first quarter of 2014 stood at 1,838 million euros, down 11.0%, highly impacted by exchange rate differences and the effect of hyperinflation in Venezuela (-16.2 p.p.). Additionally the year-on-year change was affected by the higher amount of non-strategic towers sold in the first quarter of 2014 as compared to the first quarter of 2013 (+2.2 p.p.) and changes in the consolidation perimeter (-2.1 p.p.). Excluding these impacts, operating income would have increased 5.2% year-on-year.

Net financial expenses amounted to 802 million euros in the first quarter of 2014, of which 146 million euros were the result of negative net foreign exchange differences primarily as a result of the implicit devaluation of the Venezuelan bolivar. Excluding this effect, net financial expenses would have fallen 0.2% due to a 14.3% reduction in average debt. The effective cost of debt over the twelve months ended March 31, 2014 was 5.55%, 21 basis points higher than in December 2013, as most of the Group’s average debt reduction has been in euros and Czech crowns (with below average costs) and as currency hedging costs over the Argentinean peso-U.S. dollar increased in the first quarter of 2014 (though exchange rate fluctuations more than compensated the cost of currency hedging).

Corporate income tax in the first three months of 2014 totaled 308 million euros, on an income before taxes of 1,037 million euros, implying an effective tax rate of 29.7%. This is 2.3 p.p. lower year-on-year, mainly due to the higher contribution to results of countries with lower tax rates.

Profit attributable to non-controlling interests reduced net income by 37 million euros in the first three months of 2014 (-56 million euros in the first quarter of 2013) mainly as a result of the lower profit attributed to minority interests in Brazil as a result of the exchange rate, and the deconsolidation of Telefónica Czech Republic.

As a result, consolidated net income in the first quarter amounted to 692 million euros (-23.2% year-on-year) and basic earnings per share amounted to 0.15 euros per share (-27.0% year-on-year).

CapEx in the first quarter of 2014 totaled 1,555 million euros (-19.9% year-on-year) and included 187 million euros relating to the acquisition of spectrum in Colombia and Central America compared with CapEx of 695 million euros in the first quarter of 2013, mainly in the UK.

Operating cash flow (OIBDA-CapEx) totaled 2,374 million euros in the first quarter of 2014, down 9.6% year-on-year.

Interest payments amounted to 1,020 million euros in the first quarter of 2014, down 9.4% year-on-year mainly due to the aforementioned reduction in average debt, despite the higher effective cost of debt and other non-recurring impacts.

Payment of taxes totaled 170 million euros in the first quarter of 2014, 314 million euros less than in the same period a year earlier, mainly due to the effect of previous years’ filings and the evolution of exchange rates. Changes in tax law could affect the tax expense in the future.

In the first quarter of 2014, working capital consumption amounted to 688 million euros, an improvement of 613 million euros year-on-year due to factoring collections from handset sales while maintaining supplier financing (thanks to working capital measures), lower spectrum acquisition payments versus accruals and the positive impact of collections from the Spanish government’s vendor payment plan, among other factors. It is important to highlight, that working capital consumption in the quarter was affected by the seasonality of investment payments.

Dividends paid to minority shareholders totaled 119 million euros in the first three months of the year, 29 million euros less than in the same period of 2013, mainly due to the positive foreign exchange impact of the Brazilian real on Telefónica Brazil’s dividend payment.

As a result, the amount available to remunerate Telefónica, S.A. shareholders, to protect solvency levels (financial debt and commitments), and to accommodate strategic flexibility for the first quarter of 2014 amounted to 339 million euros, the highest since 2011, posting a significant year-on-year improvement of 796 million euros.

Net financial debt was reduced by 2,657 million euros in the first quarter of 2014 to 42,724 million euros at March 31, 2014. Net financial debt is a non-GAAP financial measure. For more information, see “Key performance indicators— Net financial debt and net debt” below.

The net financial debt reduction was mainly due to the sale of Telefónica Czech Republic for 2,306 million euros (1,966 million euros collected and 340 million euros deferred payment as of March 31, 2014), the placement of Undated Deeply Subordinated Securities in the amount of 1,750 million euros considered as equity instruments, free cash flow generation before spectrum payments of 433 million euros and other factors amounting to 225 million euros, most notably higher interest payments than accruals. In contrast, factors that increased debt include the implicit devaluation of the Venezuelan bolivar (1,110 million euros), the payment of labor commitments mainly associated with early retirements (210 million euros), spectrum payments (94 million euros) and other factors that increased debt by 643 million euros mainly due to net purchase of treasury stock.

The leverage ratio (net debt over OIBDA for the 12 months ended March 31, 2014) stood at 2.30 times at the end of March 31, 2014.

In the first quarter of 2014, Telefónica’s financing activity through bond and loan markets stood at around 5,700 million equivalent euros. This activity, focused mainly on financing in advance debt maturing in 2014 and beyond, smoothing the debt maturity profile at the holding level for the following years while strengthening the liquidity position.

Therefore, as of March 31, 2014, the Group maintained a comfortable liquidity position to accommodate 2014 and 2015 debt maturities. In Hispanoamérica, Telefónica’s subsidiaries tapped financing markets for approximately 124 million equivalent euros in the first quarter of 2014. Also noteworthy is the 500-million-euro bond placement by O2 Telefonica Deutschland Finanzierungs, GmbH in January 2014.

Telefónica S.A. and its holding companies have remained active under the various Commercial Paper Programs (Domestic and European), with an outstanding balance of approximately 1,632 million euros at the end of March 2014.

As of March 31, 2014, Telefónica maintained total undrawn committed credit lines with different credit entities for an approximate amount of 12,560 million euros, with around 11,250 million maturing in more than 12 months.

The following table sets forth the principal financing operations of members of the Group from January 1, 2014 to the date of this report:

TELEFÓNICA

2014 YEAR TO DATE MAIN FINANCING OPERATIONS

Unaudited figures

	Issue date	Amount (m)	Currency	Issuer	Coupon	Maturity date
DEBENTURES AND BONDS
Eurobond	10-Feb-14	500	EUR	Telefonica Deutschland	2.375%	10-Feb-21
Eurobond	26-Mar-14	200	EUR	Telefónica Emisiones, S.A.U.	Euribor 3M + 0.65%	26-Mar-16
CLP Bond	27-Mar-14	47,000	CLP	Telefónica Chile, S.A.	5.5%	14-Mar-19
Eurobond	10-Apr-14	200	EUR	Telefónica Emisiones, S.A.U.	Euribor 3M + 0.75%	10-Apr-17

	Issue date	Amount (m)	Currency	Issuer	Coupon	First Call date
UNDATED DEEPLY SUBORDINATED RESET RATE SECURITIES
Hybrid bond	31-Mar-14	750	EUR	Telefonica Europe BV	5.0%	31-Mar-20
Hybrid bond	31-Mar-14	1,000	EUR	Telefonica Europe BV	5.875%	31-Mar-24

	Signing date	Amount	Currency	Borrower	Maturity date
INTEREST-BEARING DEBT
Syndicated facility	18-Feb-14	3,000	EUR	Telefónica, S.A.	18-Feb-19
Bilateral Loan	19-Mar-14	125	EUR	Telefónica, S.A.	19-Mar-19

Segment results

Some of the figures in the following tables are compared at a constant exchange rate in order to analyze period-on-period performance excluding the effects of exchange rate variations. For certain of the financial results discussed below, comparisons have been made using the previous year’s average exchange rate to convert the figure and by excluding the consideration of Venezuela as a hyperinflationary economy. In these cases, a comment of “excluding foreign exchange rate effects” or “excluding foreign exchange rate effects and the consideration of Venezuela as a hyperinflationary economy” (or similar wording) has been indicated.

Some figures discussed further below have been compared in local currency (LC), taking the financial magnitudes in the relevant local currency as they were registered in the corresponding periods.

Finally, in order to present the information by region, revenue and expenses arising from intra-group invoicing for the use of the trademark and management services have been eliminated from the operating results of each Group region. These adjustments have no impact on the Group’s consolidated results.

TELEFÓNICA SPAIN

Accesses
Thousands of accesses	March 2013	March 2014	%Var 13/14
Fixed telephony accesses (1)	11,587.2	10,883.9	(6.1%)
Naked ADSL	22.9	22.1	(3.8%)
Internet and data accesses	5,830.2	5,909.5	1.4%
Narrowband	53.2	35.9	(32.6%)
Broadband (2)	5,761.7	5,860.3	1.7%
Other (3)	15.3	13.3	(12.6%)
Mobile accesses	20,119.3	18,064.7	(10.2%)
Prepay	4,966.5	3,996.7	(19.5%)
Contract(4)	15,152.7	14,068.0	(7.2%)
Pay TV	659.9	730.3	10.7%
WLR (5)	485.9	541.7	11.5%
Unbundled loops	3,358.1	3,910.8	16.5%
Shared ULL	169.5	116.1	(31.5%)
Full ULL (6)	3,188.6	3,794.7	19.0%
Wholesale ADSL	657.6	697.5	6.1%
Other (7)	0.4	0.4	(20.2%)
Final Clients Accesses	38,196.6	35,588.4	(6.8%)
Wholesale Accesses	4,502.0	5,150.3	14.4%

Total Accesses	42,698.6	40,738.7	(4.6%)

Note:

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2)	Includes ADSL, satellite, optical fiber, cable modem and broadband circuits.

(3)	Leases of circuits.
(4)	In the first quarter of 2014, 569 thousand M2M inactive accesses were disconnected.
(5)	Wholesale line rental.
(6)	Includes naked shared loops.
(7)	Wholesale circuits.

In the first quarter of 2014, Telefónica Spain continued to show business recovery, despite the continued decrease in total revenues. Total revenues in the quarter showed a significant improvement in the year-on-year declining trend and fell 8.2% (-3.7 p.p. versus the previous quarter).

The gradual improvement in revenues of Telefonica Spain reflects the improved commercial performance in fiber, pay TV and mobile accesses, and an increasing preference from customers for quality services. In parallel, profitability was maintained as a result of Telefónica Spain’s transformation process.

On the commercial front, Telefónica Spain launched an enhanced Pay TV proposition on March 7, 2014, featuring exclusive content, and focusing on customer experience and increased value, particularly in “Movistar Fusión”, the most complete convergent offer in the market which continues to enhance the assets of Telefónica Spain. On April 25, 2014, Telefónica Spain refreshed its “Movistar Fusión” tariff portfolio with a simplified offering and increasing customer value including “Movistar TV” for all customers. As such, the new offers with full Movistar services, a 10 Mb fixed broadband connection and the different packages of TV contents offered over fiber in covered areas are: “Contigo” (42 euros per month; VAT included); “Para Todos” (60 euros); “Energía” (68 euros); “Fútbol” (75 euros) and “Total” (95 euros). These options are available in any device. If the customer opts for the 100 Mb fiber option, an additional 12 euros premium (including VAT) is added to these monthly fees. All the options include different bundles of voice and 4G data.

Telefónica Spain managed 40.7 million accesses at the end of March 2014, 5% lower versus the previous year, impacted by the disconnection of 569 thousand inactive M2M mobile contract accesses in the first quarter of 2014.

Movistar Fusión continued to be the key growth lever of Telefónica Spain, and reached 3.2 million customers and 1.2 million additional mobile lines, representing 64% of consumer fixed broadband customers and 50% of consumer mobile contract customers. The continued improvement in the mix of new customers and customers contracting additional services is also noteworthy, accounting for 71% of gross additions in the first quarter. Fusion ARPU amounted to 70.2 euros in the first quarter, virtually stable year-on-year, and churn stood at 1.3% in the period.

Main trends in accesses in the fixed business

Retail fixed telephony accesses fell by 6% year-on-year in the first quarter of 2014, with a net loss of 206 thousand accesses in the quarter.

Retail fixed broadband accesses grew by 2% year-on-year to 5.9 million as of March 31, 2014, with net additions of 14 thousand. It is worth to note that churn remained stable year-on-year at 1.7% for the period.

Fiber accesses net additions marked a new record reaching 108 thousand customers as of March 31, 2014, driving the customer base to 701 thousand, virtually double the figure versus the previous year. The take-up ratio of fiber customers connected over the total households remained at 17%, despite the intensive pace of deployment. The fiber network was extended by 589 thousand new households in the quarter to 4.1 million (6.1 million premises), 1.8 times higher than in March 31, 2013. Fiber is a key strategic focus for Telefónica Spain as source of differentiation and growth, with a target of covering 7.1 million households by the end of 2014 (10 million premises). It is also noteworthy that fiber customers have higher ARPU (currently, a 10 euros price premium) and lower churn (0.6 times) than ADSL customers.

The success of the new “Movistar TV” offering reflects Telefónica Spain’s commitment to differentiation based on a superior service quality. Pay TV accesses posted positive net additions of 58 thousand accesses as of March 31, 2014, leading its total access base to 730 thousand (+11% year-on-year).

Main trends in accesses in the mobile business

Total mobile accesses stood at 18.1 million as of March 31, 2014, 10% lower than the previous year, impacted by the disconnection of 569 thousand inactive M2M mobile contract accesses mentioned above. The contract segment accounted for 78% of the total (+3 p.p. year-on-year) and smartphone penetration reached 54% (+12 p.p. year-on-year), driving an 8.4% year-on-year growth in data traffic in the first quarter of 2014. LTE coverage reached 44% of the population at the end of the quarter. It should also be noted that two thirds of the contract mobile customers in the consumer segment have already migrated to “Fusión” or the new mobile tariffs.

Total churn stood at 3.5% in the first three months of 2014, compared to 2.3% in the prior quarter, due to the disconnection of M2M accesses previously mentioned. Excluding this impact, total churn totaled 2.5%, virtually stable year-on-year. Contract churn, excluding M2M, improved by 0.1 p.p. year-on-year to 2.2%.

March 2014 Results

Results
Millions of euros Telefónica Spain	January-March 2013	January-March 2014	%Var 13/14
Revenues	3,260	2,992	(8.2%)
Wireless business	1,286	1,155	(10.1%)
Service revenues	1,171	1,014	(13.4%)
Wireline business	2,220	2,079	(6.4%)
OIBDA	1,532	1,402	(8.4%)
OIBDA Margin	47.0%	46.9%	(0.1 p.p. )
Depreciation and amortization	(512)	(454)	(11.2%)
Operating Income	1,020	948	(7.0%)
CapEx	252	267	5.8%
OpCF (OIBDA - CapEx)	1,279	1,136	(11.2%)

Note:

OIBDA and OI before management and brand fees

Revenues totaled 2,992 million euros in the first quarter of 2014 (-8.2% year-on-year) due to lower access and voice revenues, primarily driven by the loss of accesses and the growing weight of flat rates and traffic bundles and lower broadband and new service revenues, reflecting the negative performance of effective broadband ARPU, impacted by the migration of customers to the new tariffs, although improving the pace of the declining trend, despite the regulatory impact (lower mobile interconnection tariffs and roaming). This better performance was mainly due to the increased convergent base (contracting both fixed and mobile services from the same operator) with a slowdown in the number of customer repositioning (in both the mobile and fixed businesses), and the growth of mobile handset sales revenue (+23.2% year-on-year), driven by increased commercial efforts in the period.

Excluding handset sales and regulatory impacts (mobile termination rates and roaming), revenues fell 7.1% year-on-year.

Fixed business revenues fell 6.4% year-on-year in the first quarter of 2014 because of a decline in revenues from traditional services and seasonality effects due to the fact that Holy Week occurred after the first quarter in 2014 versus in the first quarter of 2013. Mobile business revenues declined 10.1% year-on-year mainly driven by pressure from ARPU performance, decline in accesses and the cuts in mobile termination rates and roaming rates, posting a significant improvement in the pace of the declining trend compared to previous quarters (-18.9% in the fourth quarter of 2013 and -19.7% in the third quarter of 2013), because of improved service revenues and a change of trend in handset sales.

Mobile service revenues were 13.4% lower year-on-year and reflected a significant improvement in the pace of the declining trend compared to the fourth quarter of 2013 (-19.8% year-on-year compared to the fourth quarter of 2012), underpinned by the increased commercial activity and a lower impact from customer base repositioning.

ARPU fell by 12.7% year-on-year in the first quarter of 2014, affected by mobile termination rate cuts in April and July 2013, resulting in a combined decrease of 66% of termination rates, and the disconnection of M2M accesses in the first quarter of 2014. In comparable terms, excluding the impact of those disconnections, ARPU fell 14.8% year-on-year. However, it should be noted that the ARPU of individual services is becoming less relevant due to the increasing penetration of “Movistar Fusión”, which affects the allocation of revenue between the fixed and mobile businesses.

Telefónica Spain	January – March 2013	January – March 2014	%Var 13/14
Traffic (million minutes)	8,238	8,588	4.2%
ARPU (EUR)	18.4	16.1	(12.7%)
Prepay	7.5	6.3	(15.4%)
Contract	25.1	21.0	(16.5%)
Data ARPU (EUR)	6.5	6.9	5.6%
% rev. non-SMS over data revenues	90.8%	94.8%	4.0 p.p.

Total expenses amounted to 1,725 million euros in the first three months of 2014, down 4.9% year-on-year, as a result of savings generated by efficiency programs and stricter cost controls.

The total expenses breakdown is as follows:

•

Supplies fell 5.4% year-on-year in the first quarter of 2014, as a consequence of lower mobile interconnection costs, although the pace of the year-on-year decline slowed (-14.2% in the previous quarter) due to increased expense on handsets.

•

Personnel expenses declined 6.1% year-on-year, as a result of the savings coming from the redundancy program (37 million euros) and from the temporary suspension of Telefónica Spain’s contribution to the pension plan since April 2013 (14 million euros). As of March 31, 2014, Telefónica Spain’s headcount totaled 29,845 employees

(-3.9% year-on-year).

•

Other expenses were down 3.4% year-on-year as of March 31, 2014, mainly reflecting efficiencies resulting from process simplification, redefinition of the distribution channel and insourcing of activities, and despite the increased commercial effort on advertising and handset sales.

OIBDA amounted to 1,402 million euros in the first quarter of 2014, down 8.4% compared to the same period of the previous year reflecting the revenues evolution mentioned above, with an OIBDA margin of 46.9% (stable year-on-year) despite the pressure on revenues. This performance was affected by the sale of non-strategic towers in the quarter for 46 million euros. In comparable terms, excluding this impact, OIBDA declined 11.4% year-on-year and OIBDA margin fell by 1.6 p.p., as the higher commercial effort offset the ongoing effort to generate efficiency gains.

CapEx amounted to 267 million euros in the first quarter of 2014 (+5.8% year-on-year), reflecting the accelerating rollout of the fixed and mobile networks, with the aim of maintaining the leadership in network quality and access speed, enhancing the differentiation of Telefónica Spain’s offerings and boosting growth of businesses in the sector.

TELEFÓNICA UK

Accesses
Thousands of accesses	March 2013	March 2014	%Var 13/14
Fixed telephony accesses (1) (2)	384.5	211.4	(45.0%)
Internet and data accesses	519.4	16.4	(96.8%)
Broadband (3)	519.4	16.4	(96.8%)
Mobile accesses	22,910.1	23,576.1	2.9%
Prepay	10,758.0	10,556.7	(1.9%)
Contract	12,152.1	13,019.4	7.1%
Final Clients Accesses	23,814.0	23,803.9	(0.0%)
Wholesale Accesses (4)	42.4	0.0	n.m.

Total Accesses	23,856.4	23,803.9	(0.2%)

Note:

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2)	In the second quarter of 2013, 209 thousand accesses were disconnected due to the disposal of the assets of the fixed business in the UK.
(3)	In the second quarter of 2013, 511 thousand accesses were disconnected due to the disposal of the assets of the fixed business in the UK.
(4)	From the first quarter of 2014, Telefónica UK stopped offering a wholesale service.

In the first quarter of the year, Telefónica UK continued with its technological transformation in a context of slower commercial activity in the market. The “Refresh” tariffs continued to be a strong driver for trading with successful management of customer loyalty, resulting in a 7.1% growth of the contract mobile base.

To further improve network experience and customer satisfaction, Telefónica UK upgraded its high-value customers to LTE, advanced the fast deployment of its LTE network (41% outdoor coverage at the end of March 2014) and also continued to enhance and expand the existing 2G and 3G networks. 4G adopters continue to show encouraging results in terms of ARPU uplift and data consumption (two times higher average data consumption than 3G customers).

Telefónica UK continued to show solid traction of the “Refresh” offer. On February 28, 2014, Telefónica UK introduced new tariffs for “Refresh”, incorporating a wider range of handsets.

As a result of the commercial activity, total accesses stood at 23.8 million at the end of March 2014, virtually flat year-on-year (-0.2%) despite the impact from the disposal of fixed assets in May 2013 (720 thousand accesses, composed of 209 thousand in fixed telephony accesses and 511 thousand in fixed broadband accesses). Consistent growth of the mobile contract customer base (+7% year-on-year; +6% excluding M2M) led to total mobile customer increase of 3% year-on-year to 23.6 million at the end of the first quarter of 2014. The contract segment accounted for 55% of the mobile base (+2 p.p. year-on-year). Contract net additions totaled 135 thousand in the first three months of 2014 (or 72 thousand, excluding M2M), affected by the lower volume of gross additions in the market. Total net additions decreased by 73 thousand driven by disconnections in the prepaid segment. In the first three months of 2014 contract churn remained stable at 1.1%, due to the success of “Refresh” as a retention tool. Total churn was 0.3 p.p. better than in the first quarter of 2013 at 2.1%. Smartphone penetration reached 50% by the end of March (+3 p.p. year-on-year), reaching a total base of 10.6 million.

March 2014 Results

Results
Millions of euros			%Var 13/14
Telefónica UK	January-March 2013	January-March 2014	€	LC
Revenues	1,605	1,644	2.4%	(0.3%)
Service revenues	1,381	1,307	(5.4%)	(7.9%)
OIBDA	338	404	19.4%	16.3%
OIBDA Margin	21.1%	24.6%	3.5 p.p.	3.5 p.p.
Depreciation and amortization	(242)	(274)	13.2%	10.2%
Operating Income	96	130	35.2%	31.6%
CapEx	842	191	(77.3%)	(77.9%)
OpCF (OIBDA - CapEx)	(504)	213	c.s.	c.s.

Note:

OIBDA and OI before management and brand fees.

Total revenue totaled 1,644 million euros, increasing 2.4% year-on-year in reported terms in the first quarter of 2014 (with a slight decline of 0.3% in local currency). This performance is impacted by the contribution of “Refresh” (adding 6 p.p. to revenue growth in the quarter in local currency) and the disposal of the fixed consumer business in 2013 (-1.7 p.p. in local currency).

Mobile service revenue totaled 1,307 million euros in the first three months of 2014, decreasing 5.4% year-on-year in reported terms (-7.9% in local currency).

Data revenue increased 2.9% year-on-year in the first three months in reported terms (+0.2% in local currency), with the positive trend of non-SMS revenue offsetting the decline in SMS revenue. As a result, data revenue accounted for 57% of mobile service revenues, 5 percentage points higher than the previous year.

Non-SMS data revenue significantly improved its growth trend to 17.0% year-on-year in the first three months of 2014 in reported terms (+13.9% year-on-year in local currency) because of increased out-of-the-bundle data usage and resulting bolt-on purchases and accounted for 57% of data revenues (+7 p.p. year-on-year).

ARPU declined 8.0% year-on-year in the first quarter of 2014 in reported terms (-10.4% in local currency), impacted by mobile termination rate cuts and the “Refresh” model (higher handset revenues are recorded upfront and, as a result, lead to lower service revenues). Excluding both impacts, ARPU declined 3.6% (in local currency) year-on-year in the first three months of 2014.

Data traffic grew 47% driven by increased smartphone penetration coupled with a growing contract base and higher usage per customer.

Telefónica UK	January-March 2013	January-March 2014	%Var 13/14 LC
Traffic (million minutes)	11,940	11,973	0.3%
ARPU (EUR)	20.1	18.5	(10.4%)
Prepay	8.0	7.0	(14.4%)
Contract	36.0	32.8	(11.3%)
Data ARPU (EUR)	10.6	10.6	(2.7%)
% rev. non-SMS over data revenues	49.7%	56.5%	6.8 p.p.

Total expenses amounted to 1,270 million euros, decreasing 1.8% in reported terms and 4.3% in local currency in the first three months of 2014. The total expenses breakdown is as follows:

•

Supplies amounted to 796 million euros and fell 3.2% year-on-year in the quarter (-5.7% in local currency) mainly driven by tight cost control and lower commercial expenses coming from lower commercial activity levels. In addition, expenses include a positive impact of 24 million euros relating to the true-up of past commissions.

•	Personnel expenses amounted to 113 million euros and declined 18.1% year-on-year in the first quarter of 2014

(-20.2% in local currency) due to the benefits of outsourcing of customer service. Personnel expenses include restructuring expenses of 5 million euros in the first quarter of 2014 versus 8 million euros in 2013.

•

Other expenses were 361 million euros and increased 8.4% year-on-year in the first quarter of 2014 (+5.6% in local currency) due to outsourcing of customer service activities (partially offsetting the reduction on personnel expenses), which more than offset savings achieved by tight cost control.

OIBDA totaled 404 million euros in the first three months of 2014 and grew 19.4% year-on-year in reported terms (+16.3% in local currency). This evolution reflected the acceleration in the accounting of handset sales from the “Refresh” model, launched in the second quarter of 2013, and the true-up of commissions previously mentioned. As a result, OIBDA margin stood at 24.6% in the first quarter (+3.5 p.p. year-on-year).

CapEx amounted to 191 million euros in the first quarter of 2014 (-77.3% year-on-year in reported terms, and +8.3% year-on-year excluding spectrum acquisitions and exchange rate differences) primarily related to ongoing enhancement of the network and LTE expansion through the network sharing agreement.

TELEFÓNICA GERMANY

Accesses
Thousands of accesses	March 2013	March 2014	%Var 13/14
Fixed telephony accesses (1)	2,212.8	2,109.1	(4.7%)
Internet and data accesses	2,630.2	2,491.7	(5.3%)
Narrowband	294.6	265.8	(9.8%)
Broadband	2,335.6	2,225.9	(4.7%)
Mobile accesses	19,324.5	19,274.9	(0.3%)
Prepay	9,123.6	8,910.9	(2.3%)
Contract	10,200.9	10,364.0	1.6%
Pay TV (2)	51.3	—	n.m.
Final Clients Accesses	24,218.9	23,875.7	(1.4%)
Wholesale Accesses	1,112.9	1,128.0	1.4%

Total Accesses	25,331.8	25,003.7	(1.3%)

Note:

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2)	In the fourth quarter of 2013, all TV accesses were disconnected.

In the first quarter of 2014, Telefónica Germany reinforced the execution of its data monetization strategy based on a strong set of assets and brands in a market that continues to be very active, competitive and focused on LTE.

Telefónica Germany announced the refresh of its innovative data-centric tariff portfolio. From April 8, 2014: i) LTE is included in all O2 Blue All-in tariffs and attractive data roaming packages are integrated and ii) O2 Blue All-in portfolio is completed by a carefree premium tariff for discerning customers and attractive bundle offers with the latest LTE enabled smartphones.

Telefónica Germany also enhanced its commercial proposition in the business segment through the introduction of a new tariff called “O2 Unite” which includes a common pool of call minutes, SMS and data volume.

As a consequence, the total access base, 25.0 million at the end of March 2014, remained broadly stable year-on-year

(-1%).

The contract customer base maintained its year-on-year growth at 2% as of March 31, 2014, leading to a stable mobile base of 19.3 million and increasing the weight to 54% of the mobile base (+1 p.p. versus March 31, 2013).

Smartphone penetration increased 5 percentage points year-on-year to 33% at the end of the quarter, with the adoption of LTE-enabled handsets remaining strong (78% of total shipments to a total base above 1 million of LTE enabled handsets sold at the end of April 2014).

Contract net additions totaled 78 thousand in the first quarter of 2014, with contract gross additions improving 5% year-on-year in the quarter driven by higher commercial investments. Total mobile net additions were negative (126 thousand) driven by losses of low-value prepaid customers.

Contract churn reached 1.6% in the first quarter of 2014 (+0.1 p.p. year-on-year), with total churn stable year-on-year at 2.4%.

March 2014 Results

Results
Millions of euros
Telefónica Germany	January-March 2013	January-March 2014	%Var 13/14
Revenues	1,230	1,122	(8.8%)
Wireless business	914	827	(9.5%)
Service revenues	733	707	(3.6%)
Wireline business	315	293	(7.0%)
OIBDA	294	251	(14.6%)
OIBDA Margin	23.9%	22.3%	(1.5 p.p. )
Depreciation and amortization	(305)	(292)	(4.3%)
Operating Income	(11)	(41)	n.m.
CapEx	146	132	(9.3%)
OpCF (OIBDA - CapEx)	148	119	(19.8%)

Note:

OIBDA and OI before management and brand fees

Revenues reached 1,122 million euros in the first three months of 2014 (-8.8% year-on-year). Mobile service revenue totaled 707 million euros in the first quarter of 2014, decreasing 3.6% year-on-year.

Mobile data revenues represented 50% of mobile service revenues in the first three months of 2014 (+1 p.p. year-on-year) and were 1.3% lower than the same period in 2013. Non-SMS data revenue grew 12.1% year-on-year to reach 72% of total data revenues in the quarter (+9 p.p. year-on-year). Handset revenues showed a sharp decline of 33.2% year-on-year in the first three months of 2014, mainly due to the lower number of handsets sold and the impact from selected offers with discounted devices.

Fixed revenues reached 293 million euros in the first quarter of the year and declined 7.0% year-on-year. This performance was explained by lower DSL customer base which was partially offset by the improved mix of customers with more VDSL.

Mobile ARPU in the first quarter of the year decreased 3.3% mainly due to the encouraging adoption of LTE from new and existing customers. However, this effect is not yet enough to offset the ongoing headwinds from the accelerated decrease of SMS volumes, the repositioning of the base and weakening prepaid dynamics.

Data ARPU declined 1.3% year-on-year in the first quarter of 2014, affected by a further deceleration in SMS volumes. Voice ARPU decreased 5.1% in the period due to ongoing repositioning of the base and weakening prepaid dynamics although the year-on-year trend is improving due to lower ARPU loss of contract renewals.

Data traffic grew 27% year-on-year in the first three months of the year due to the continued increase of smartphone penetration and the higher usage per customer due to popularization of LTE offerings.

Retail broadband fixed internet accesses (2.2 million as of the end of March 2014) registered a further improvement of net losses during the quarter (-18 thousand) reflecting the strong demand for VDSL speed option and “O2 DSL All-in” portfolio.

Telefónica Germany	January-March 2013	January–March 2014	%Var 13/14
Traffic (million minutes)	7,444	7,572	1.7%
ARPU (EUR)	12.5	12.1	(3.3%)
Prepay	5.0	5.0	0.1%
Contract	19.5	18.5	(5.0%)
Data ARPU (EUR)	6.1	6.0	(1.3%)
% rev. non-SMS over data revenues	63.4%	72.0%	8.6 p.p.

Total expenses amounted to 892 million euros and declined 6.3% year-on-year as of March 31, 2014. The total expenses breakdown is as follows:

•	Supplies amounted to 427 million euros decreasing 14.8% year-on-year in the quarter, affected by the lower volume of handsets sold and lower costs associated with the decrease of SMS volumes.

•	Personnel expenses amounted to 108 million euros and grew 2.8% year-on-year as a result of the general increase of salaries with effect as of July 2013.

•	Other expenses totaled 357 million euros and were 3.3% higher based on an increase in mobile acquisition and mobile retention costs from intensified commercial activities.

OIBDA totaled 251 million euros as of March 31, 2014 and declined 14.6% year-on-year. OIBDA margin reached 22.3% in the period, a decline of 1.5 p.p. year-on-year.

CapEx totaled 132 million euros as of March 31, 2014, 9.3% lower than a year ago. Focus remained on continued investments into LTE deployment (an estimated 50% outdoor population coverage at the end of April versus 40% at the end of December 2013) and reflected a different year-on-year phasing of investments.

TELEFÓNICA BRAZIL

Accesses
Thousands of accesses	March 2013	March 2014	%Var 13/14
Fixed telephony accesses (1)	10,550.2	10,828.1	2.6%
Internet and data accesses	3,961.0	4,094.5	3.4%
Narrowband	116.5	88.1	(24.4%)
Broadband (2)	3,767.9	3,933.0	4.4%
Other (3)	76.5	73.3	(4.2%)
Mobile accesses	75,987.5	78,460.8	3.3%
Prepay	56,469.6	53,552.8	(5.2%)
Contract	19,517.9	24,908.0	27.6%
Pay TV	565.7	644.8	14.0%
Final Clients Accesses	91,064.4	94,028.1	3.3%
Wholesale Accesses	23.1	27.5	19.0%

Total Accesses	91,087.5	94,055.6	3.3%

Note:

(1)	PSTN (including public use telephony) x1; ISDN basis access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use and total fixed wireless accesses.
(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.

Telefónica Brazil continued to reinforce its position in higher-value segments, underpinned by its competitive advantage in coverage and network quality.

Regarding the commercial activity in the first quarter of the year, the launch of “Vivo Tudo” in the prepay segment should be highlighted, making Telefónica Brazil the first operator in the country to market an integrated service bundle to expand data use in the prepay segment. Telefónica Brazil also continued to roll out the 4G network, which now covers 74 cities, maintaining its leadership in this technology with a 41% market share in the 4G network market, based on internal estimations.

In the fixed business, Telefónica Brazil maintained its focus on quality with the rollout of fiber to the home in São Paulo, achieving 1.5 million households reached, with 236 thousand households connected. Moreover, Fixed Wireless deployment continued, already offered in 344 municipalities and representing 43% of the population of Brazil excluding São Paulo state.

In terms of accesses, Telefónica managed 94.1 million in Brazil, up 3% year-on-year, despite the application of more restrictive reporting criteria for prepay customers.

Mobile business performance highlights:

Market share at the end of March 2014 stood at 28.7% (-0.1 p.p. year-on-year). In the first quarter, the leadership in the contract segment was strengthened, capturing 65.6% of new customers in the market and raising the market share to 40.6% (+3.5 p.p. year-on-year).

Mobile accesses stood at 78.5 million at the end of the quarter in 2014, up 3% year-on-year, with noteworthy performance of the contract segment (+28% year-on-year), which accounted for 32% of total mobile accesses (+6 p.p. year-on-year).

Due to the focus on expanding data, smartphone accesses doubled year-on-year to 20.2 million, accounting for 28% of mobile accesses (+14 p.p. year-on-year) as of March 31, 2014.

Net additions in the first quarter stood at 1.2 million accesses, reflecting the good performance in the contract segment (1.2 million accesses, an increase of 70% year-on-year) with a positive trend of both gross adds (+16% year-on-year) and churn (1.5%, a decrease of 0.4 p.p. year-on-year). Net additions also reflected the improved performance in prepay (net additions of 1 thousand accesses), mainly driven by the successful launch of “Vivo Tudo”, which offset the application of more restrictive reporting criteria for customers and the migration of accesses from prepay to contract. Just two months after its launch, “Vivo Tudo” had over 4 million active customers, enabling a 20% year-on-year increase in prepay gross additions.

Regarding commercial activity at the fixed business:

Traditional accesses once again posted positive net additions this quarter (80 thousand accesses), to reach 10.8 million (+3% year-on-year) as of March 31, 2014. Especially noteworthy in the quarter is the performance of the Fixed Wireless accesses, which stood at 653 thousand, posting net additions of 169 thousand accesses in the first three months of the year (166 thousand in the fourth quarter of 2013), following the momentum of the commercial offering and the expansion of the product coverage.

Retail broadband accesses stood at 3.9 million (+4% year-on-year) as of March 31, 2014, with a net loss of 4 thousand accesses in the first quarter due to seasonal factors, a higher commitment to maintenance activities and quality and the increased focus on Fixed Wireless broadband solutions. However, churn decreased by 0.2 percentage points year-on-year.

Pay TV accesses stood at 645 thousand, up 14% year-on-year after posting net additions of 5 thousand accesses as of March 31, 2014, negatively affected by OTT customers that were not included as part of the accesses base for the first quarter of 2014.

March 2014 Results

Results
Millions of euros			%Var 13/14
Telefónica Brazil	January-March 2013	January-March 2014	€	LC
Revenues	3,263	2,666	(18.3%)	0.2%
Wireless business	2,146	1,783	(16.9%)	1.8%
Service revenues	2,000	1,686	(15.7%)	3.3%
Wireline business	1,117	883	(20.9%)	(3.1%)
OIBDA	1,053	828	(21.3%)	(3.6%)
OIBDA Margin	32.3%	31.1%	(1.2 p.p. )	(1.2 p.p. )
Depreciation and amortization	(576)	(466)	(19.0%)	(0.8%)
Operating Income	477	362	(24.1%)	(7.0%)
CapEx	269	310	15.3%	41.3%
OpCF (OIBDA - CapEx)	784	518	(33.9%)	(19.0%)

Note:

OIBDA and OI before management and brand fees

Revenues in the first quarter of 2014 amounted to 2,666 million euros, falling 18.3% in reported terms (but rising by 0.2% in local currency year-on-year), negatively impacted by the reduction of mobile termination rates and lower revenues from handset sales (reducing growth by 2.7 and 0.8 p.p., respectively). However, these negative factors were more than offset in local currency terms by the solid performance of mobile revenues, which stood at 1,783 million euros in the first quarter of 2014, with a decrease of 16.9% year-on-year in reported terms but increasing by 1.8% year-on-year in local currency.

Mobile service revenues totaled 1,686 million euros in the first quarter of 2014, up 3.3% year-on-year in local currency.

Data revenues remained the main growth driver of the mobile business, rising by 20.7% year-on-year in local currency in the first quarter of 2014, and accounting for 32% of mobile service revenues (+5 p.p. year-on-year) due to the sharp increase in non-SMS data revenues (+42.0% year-on-year in local currency, accounting for 75% of data revenues, and an increase of 11 p.p. year-on-year).

Handset revenues fell by 18.8% year-on-year in local currency in the first quarter of 2014, due to lower upgrades and gross handset additions and as a result of lower subsidies per unit.

The growth in the customer base and its higher quality resulted in a year-on-year voice traffic increase of 15%. In addition, increasing smartphone penetration is reflected in the sharp growth in data traffic (+62% year-on-year).

ARPU decreased by 0.2% year-on-year in local currency in the first quarter as a result of the negative impact from the mobile termination rates cuts. Outgoing ARPU increased by 6.2% year-on-year in local currency, mainly driven by the strong growth of volumes in data and voice.

On the other hand, fixed revenues totaled 883 million euros in the first quarter of 2014, with a 20.9% decrease year-on-year in reported terms, and a 3.1% decrease in local currency affected by the negative impact of the reduction in the fixed-mobile retail tariff (which reduced year-on-year growth in the quarter by 2.2 p.p. in local currency).

Broadband and new service revenues advanced 3.4% year-on-year in local currency due to the improvement in both broadband and pay TV.

Voice and access revenues declined 6.7% year-on-year in the first quarter of 2014 in local currency and improved compared to the fourth quarter of 2013 (-9.4% year-on-year) as a result of the transformation process carried out by Telefónica Brazil that allowed an improvement of commercial results of the last quarters, despite the larger impact of the reduction in the fixed-mobile retail tariff.

Telefónica Brazil	January-March 2013	January-March 2014	%Var 13/14 LC
Traffic (million minutes)	27,468	31,500	14.7%
ARPU (EUR)	8.5	7.0	(0.2%)
Prepay	4.8	3.8	(2.9%)
Contract	20.9	15.3	(10.3%)
Data ARPU (EUR)	2.4	2.3	17.6%
% rev. non-SMS over data revenues	63.8%	75.1%	11.2 p.p.

Total expenses stood at 1,884 million euros in the first quarter of 2014, falling by 17.2% in reported terms but increasing by 1.5% year-on-year in local currency. The total expenses breakdown is as follows:

•

Supplies stood at 654 million euros, falling by 18.2% in reported terms, but remaining virtually stable in local currency (+0.2% year-on-year) as higher content costs were almost offset by the reduction in mobile termination rates and lower handset consumption associated with the decline in gross additions of handsets and upgrades.

•

Personnel expenses totaled 216 million euros, down 28% in reported terms but falling by 11.8% year-on-year in local currency term, due to the savings stemming from the headcount restructuring programs. The year-on-year comparison was also affected by the expenses associated with the headcount restructuring and the incentivized redundancies in the first quarter of 2013 (34 million euros).

•

Other expenses stood at 1,014 million euros in the first quarter of 2014, falling by 13.7% in reported terms, and rising by 5.8% year-on-year in local currency terms, mainly due to higher commercial expenses partly associated with the new commercial campaign in prepay, “Vivo Tudo”, and higher network expenses.

Thus, OIBDA totaled 828 million euros in the first quarter of 2014, down 21.3% in reported terms and down 3.6% in local currency.

The OIBDA margin stood at 31.1% in the first quarter of 2014 (-1.2 p.p. year-on-year in both reported terms and local currency) as a result of the higher costs associated with the capture of customers and higher content costs. These expenses were partly offset by Telefónica Brazil’s cost control measures.

CapEx amounted to 310 million euros in the first quarter of 2014 (+41.3% year-on-year in local currency), mainly devoted to the expansion and capacity increase of the mobile networks, both 3G and 4G, as well as the improvement of the fixed network and the rollout of the fiber network. Nevertheless, it should be noted that the year-on-year change in the quarter cannot be extrapolated to the full year given the different levels of investment execution in both years.

TELEFÓNICA HISPANOAMERICA

Accesses
Thousands of accesses	March 2013	March 2014	%Var 13/14
Fixed telephony accesses (1)(2)	13,561.0	13,561.0	(0.0%)
Internet and data accesses	4,876.2	5,194.5	6.5%
Narrowband	69.5	31.2	(55.1%)
Broadband (3)	4,777.3	5,134.5	7.5%
Other (4)	29.3	28.8	(2.0%)
Mobile accesses	100,994.9	106,647.6	5.6%
Prepay (5)	79,801.2	83,703.0	4.9%
Contract	21,193.7	22,944.6	8.3%
Pay TV	1,886.6	2,192.0	16.2%
Final Clients Accesses	121,318.7	127,595.0	5.2%
Wholesale Accesses	22.3	21.8	(2.3%)

Total Accesses	121,341.0	127,616.8	5.2%

Note:

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Voice fixed wireless accesses included.
(2)	In the first quarter of 2014, 45 thousand fixed wireless inactive accesses were disconnected in Mexico.
(3)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(4)	Retail circuits other than broadband.
(5)	In the first quarter of 2014, 1.9 million inactive accesses were disconnected in Mexico.

Telefónica Hispanoamérica maintained a solid commercial performance in the first quarter of the year, mainly focusing on the highest value segments, promoting the increase of the penetration of the contract segment in the mobile business and of the mobile and fixed broadband services as main growth drivers.

Thus total accesses stood at 127.6 million as of March 31, 2014, up 5% year-on-year. The main trends in the mobile business include:

•

Mobile accesses totaled 106.6 million as of March 31, 2014 (+6% year-on-year growth), despite posting a net loss of 619 thousand subscribers in the first quarter, impacted by the disconnection of 1.9 million inactive prepaid accesses in Mexico. There was notable growth in accesses in the contract segment (+8%), with net adds of 202 thousand accesses. The strategic focus on capturing growth in the data business is reflected in the strong expansion of smartphones (+75% year-on-year) that totaled 23.1 million accesses and a penetration of 22% out of total mobile accesses (+9 p.p. year-on-year).

•

Total churn stood at 3.6% (+0.4 p.p. year-on-year) and reflects the disconnection of inactive accesses in Mexico mentioned above; meanwhile, contract churn stood at 1.5%, virtually stable year-on-year (+0.1 p.p.) in the first three months of 2014.

•

Voice traffic posted a positive performance, with year-on-year growth of 26% in the first quarter of 2014. Likewise, increasing mobile data consumption led to strong data traffic growth (+73% year-on-year).

Key trends in the fixed business:

•

Traditional business accesses stood at 13.6 million as of March 31, 2014, stable year-on-year, despite a net loss of 218 thousand accesses, partly resulting from the disconnection of inactive prepaid in the “Fixed Wireless” in Mexico.

•

Broadband accesses amounted to 5.1 million as of March 31, 2014 (7% year-on-year growth) following net additions of 60 thousand. Thus the penetration of fixed broadband accesses over traditional business accesses continued gradually increasing to reach 38% (+3 p.p. year-on-year).

•

Pay TV accesses stood at 2.2 million as of March 31, 2014, up 16% year-on-year with net additions of 58 thousand accesses in the quarter, reaching a penetration of 16% out of total traditional business accesses (+2 p.p. year-on-year).

March 2014 Results

Results
Millions of euros			%Var 13/14
Telefónica Hispanoamérica	January - March 2013	January – March 2014	€	LC (*)
Revenues	3,944	3,436	(12.9%)	14.8%
Wireless business	2,943	2,585	(12.1%)	16.8%
Service revenues	2,631	2,321	(11.8%)	17.5%
Wireline business	1,013	861	(15.0%)	8.9%
OIBDA	1,254	1,075	(14.3%)	14.9%
OIBDA Margin	31.8%	31.3%	(0.5 p.p. )	0.0 p.p.
Depreciation and amortization	(649)	(513)	(21.0%)	(5.3%)
Operating Income	605	562	(7.1%)	34.6%
CapEx	357	605	69.6%	115.31%
OpCF (OIBDA - CapEx)	897	470	(47.6%)	(24.5%)

Note:

OIBDA and OI before management and brand fees

(*)	Excluding the effect of hyperinflation in Venezuela.

Telefonica Hispanoamérica revenues totaled 3,436 million euros in the first quarter of 2014, declining 12.9% year-on-year in reported terms, mainly due to exchange rate differences and the effect of hyperinflation in Venezuela. Stripping out these factors, which reduced growth by 27.5 p.p., growth would have been 14.8%.

In reported terms, revenues were down 12.9% in the first quarter of 2014 due to the negative impact of exchange rate fluctuations in the region, particularly in Venezuela, following the application of the new exchange rate under the SICAD I auction system in this quarter.

The evolution of revenues is reflected both in the mobile service revenues and fixed business revenues that declined in reported terms by 11.8% and 15%, respectively, in the first quarter of 2014, although stripping out the exchange rate effects and the adjustment of hyperinflation in Venezuela, the revenues would have grown by 17.5% and 8.9%, respectively.

The gradual improvement of the customer mix fostered ARPU performance (7.7% year-on-year in local currency), due to the outgoing ARPU trend (+9.6% year-on-year in local currency) as of March 31, 2014.

Mobile data revenues and fixed broadband and new service revenues proved to be the main growth drivers for the segment.

•

Mobile data revenues declined 13.1% year-on-year in the first quarter of 2014 in reported terms. Stripping out the exchange rate differences and the effect of hyperinflation in Venezuela, the growth would have been 20.9%, accounting for 34% of mobile service revenues boosted by non-SMS data revenues, which in turn represented 70% of data revenues.

•

Moreover, broadband and new service revenues decreased 7.4% in reported terms in the first quarter of 2014. Excluding exchange rate differences and the effect of hyperinflation in Venezuela, the growth would have been 17.4% year-on-year, accounting for 58% of fixed business revenues.

Total expenses, which include supplies, personnel expenses and other expenses, stood at 2,410 million euros in the first quarter of 2014, declining 12.1% in reported terms, affected by the negative impact of exchange rate differences and the effect of hyperinflation in Venezuela which reduced growth by 26.6 p.p. Stripping out these effects, expenses would have grown 14.5% year-on-year. The total expenses breakdown is as follows:

•

Supplies totaled 1,006 million euros in the first quarter of 2014, and declined 12% year-on-year in reported terms, impacted by the exchange rate differences and the effect of hyperinflation in Venezuela. Excluding both effects, supply costs would have grown 12.7% year-on-year. The supply costs represent, on the one hand, higher handset costs with the higher volume of gross additions and, on the other hand, lower costs resulting from mobile termination rates cuts in Chile, Mexico, Colombia and Peru.

•

Personnel expenses stood at 374 million euros in the first quarter of 2014, declining 13.2% in reported terms. Excluding the impact of exchange rate fluctuations and the effect of hyperinflation in Venezuela, personnel costs would have grown 18.1% year-on-year, mainly due to the impact of inflation in some countries in the region, partially compensated by savings in Chile and Peru.

•

Other expenses reached 1,029 million euros in the first quarter of 2014, declining 11.9% in reported terms, impacted by the exchange rate differences and the effect of hyperinflation in Venezuela. Excluding both effects, other expenses grew 15.0% due to higher net expenses associated with the increase in data traffic, and higher commercial expenses, focused on the recent launch of 4G services in some of the countries in the region.

OIBDA stood at 1,075 million in the first quarter of 2014, showing a reported year-on-year decline of 14.3%. Excluding the effects of the exchange rates and the effect of hyperinflation in Venezuela (-29.1 p.p.), OIBDA growth would have been 14.9%.

The OIBDA margin was 31.3%, remaining constant year-on-year in local currency and excluding the hyperinflation effect in Venezuela, due to continuing efficiency measures in Colombia, Peru and Argentina.

CapEx stood at 605 million euros in the first quarter of 2014, up 67.9% year-on-year in local currency and excluding 187 million euros of spectrum investment in the first quarter of 2014 (108 million in Colombia and 79 million in Panama) and 24 million euros in Uruguay in 2013. Investment was mainly focused on the rollout of the network to support the explosion in mobile data, with increased 3G capacity and 4G coverage, roll out of fixed broadband and increased commercial activity in the business segment. However, it should be noted that the year-on-year change in the quarter cannot be extrapolated to the full year given the different levels of investment execution in both years.

Revised Segment Information (2011-2012-2013)

From January 1, 2014, the new organizational structure is composed of Telefónica Spain, Telefónica Brazil, Telefónica Germany, Telefónica United Kingdom and Telefónica Hispanoamérica (comprised of Argentina, Chile, Peru, Colombia, Mexico, Venezuela & Central America, Ecuador and Uruguay). All that is not specifically included in these new segments is part of “Other companies and eliminations”. As a result, the Group’s segments results have been revised for the year 2013, 2012 and 2011 to reflect the above-mentioned new organization. Because this is an intragroup change, Telefónica’s consolidated results for 2013, 2012 and 2011 are not affected.

2013 highlights

Telefónica managed a total of almost 323 million accesses at the end of 2013, up 2.3% year-on-year, driven by contract mobile customers, in particular in the mobile broadband segment, and pay TV accesses. Of particular note is the evolution of Telefónica Hispanoamérica accesses (40% of the total), which increased by 6.4% year-on-year and Telefónica Brazil (29% of the total, up 1.5% year-on-year). The variance in accesses was impacted by the sale of the fixed business’s residential assets in the UK and the disconnection of inactive accesses in the Czech Republic).

Revenues totaled 57,061 million euros in 2013, and showed a year-on-year decline of 8.5%, impacted by exchange rate differences and the effect of hyperinflation in Venezuela, which subtracted 7.5 percentage points from growth. Additionally, the year-on-year variance was also affected by the changes in the scope of consolidation mainly due to the sale of Atento (-1.7 p.p.). Excluding these impacts, revenue in 2013 rose by 0.7% year-on-year.

The main growth drivers of Telefónica Group revenues are Telefónica Hispanoamérica, Telefónica Brazil and mobile data revenue, partially offsetting the pressure on revenue on European operators.

The structure of revenues reflects the Group’s diversification and despite the above-mentioned exchange rate impact, Telefónica Hispanoamérica accounted for 29.5% of total revenues in 2013 (+2.7 percentage points compared with 2012) and Telefónica UK accounted for 11.7% (+0.4 percentage points, compared with 2012), while revenues from Telefónica Brazil fell by 0.4 percentage points year-on-year (21.4% of the total) and Telefónica Spain’s contribution to consolidated revenues decreased by 1.3 percentage points to less than 22.7% of the total.

OIBDA reached 19,077 million euros, a decline of 10.1% in reported terms, impacted by exchange rate differences and the effect of hyperinflation in Venezuela, which reduced growth by 7.5 percentage points. It was also affected by the value adjustment or net loss on the sale of Telefónica Ireland and Telefónica Czech Republic, the sale of non-strategic towers in Spain, changes in the scope of consolidation (principally Atento, which has not been consolidated into the Group’s results since December 2012), and certain other impacts like contractual changes in the commercial model for selling handsets in Chile. Net of these impacts, OIBDA would have been flat with respect to the prior year. The OIBDA margin closed at 33.4% for 2013, down 0.6 percentage points year-on-year in reported terms.

The below table shows the evolution of accesses over the past three years:

Accesses
Thousands of accesses	2011	2012	2013	%Var 11/12	%Var 12/13
Fixed telephony accesses (1) (2)	40,119.2	40,002.6	39,338.5	(0.3)%	(1.7)%
Internet and data accesses	19,134.2	19,402.6	19,102.0	1.4%	(1.5)%
Narrowband	909.2	653.2	510.8	(28.2)%	(21.8)%
Broadband (3) (4)	18,066.3	18,596.2	18,447.8	2.9%	(0.8)%
Other (5)	158.7	153.1	143.4	(3.5)%	(6.3)%
Mobile Accesses	238,748.6	247,346.9	254,717.2	3.6%	3.0%
Prepay	162,246.9	165,821.9	165,557.0	2.2%	(0.2)%
Contract (6)	76,501.7	81,525.0	89,160.3	6.6%	9.4%
Pay TV	3,309.9	3,336.2	3,602.2	0.8%	8.0%
Unbundled loops	2,928.7	3,308.8	3,833.4	13.0%	15.9%
Share ULL	205.0	183.5	130.6	(10.5)%	(28.9)%
Full ULL	2,723.7	3,125.3	3,702.9	14.7%	18.5%
Wholesale ADSL	849.3	845.4	866.9	(0.5)%	2.5%
Other	1,518.0	1,577.1	1,658.2	3.9%	5.1%
Final Client Accesses	301,311.8	310,088.3	316,759.9	2.9%	2.2%
Wholesale Accesses	5,296.0	5,731.3	6,358.5	8.2%	10.9%

Total Accesses	306,607.8	315,819.6	323,118.4	3.0%	2.3%

Note:

Telefónica Spain mobile accesses include since 2013 the accesses of Tuenti; in 2012 they have been restated with the same criteria.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Telefónica Group’s accesses for internal use and total fixed wireless included. Includes VoIP and Naked ADSL.
(2)	In the second quarter of 2013, 209 thousand accesses were disconnected due to the disposal of the assets of the fixed business in the UK.
(3)	ADSL, satellite, optical fiber, cable modem and broadband circuits.
(4)	In the second quarter of 2013, 511 thousand accesses were disconnected due to the disposal of the assets of the fixed business in the UK.
(5)	Retail circuits other than broadband.
(6)	The first quarter of 2013 includes the disconnection of 114 thousand inactive accesses in the Czech Republic.

The Group’s strategy is based on capturing growth in its markets and especially on attracting high-value-added customers.

In the mobile segment, contract accesses rose by 9.4% to 89.2 million and accounted for 35% of the total mobile customer base (+2 percentage points year-on-year), underlining the focus on the high-value segment.

Telefónica’s mobile broadband accesses stood at 72.8 million in December 2013, maintaining solid growth of 38% year-on-year, and representing 29% of mobile accesses (+7 percentage points year-on-year). Underpinning this growth was the strong performance of smartphones, which achieved a penetration of 27% in terms of mobile internet tariffs over the customer base (+8 percentage points year-on-year), with net additions of 20.7 million (+35% year-on-year).

Telefónica’s customer base includes the consumer and business segments, and therefore is not materially affected by customer concentration risk.

The below table shows our consolidated results of operations for the past three years:

	Year ended December 31						Percent Change
Results of operations	2011		2012		2013		2012 vs 2011		2013 vs 2012
Millions of euros	Total	% of revenues	Total	% of revenues	Total	% of revenues	Total	%	Total	%
Revenues	62,837	100.0%	62,356	100.0%	57,061	100.0%	(481)	(0.8)%	(5,295)	(8.5)%
Other income	2,107	3.4%	2,323	3.7%	1,693	3.0%	216	10.3%	(630)	(27.1)%
Supplies	(18,256)	(29.1)%	(18,074)	(29.0)%	(17,041)	(29.9)%	182	(1.0)%	1,033	(5.7)%
Personnel expenses	(11,080)	(17.6)%	(8,569)	(13.7)%	(7,208)	(12.6)%	2,511	(22.7)%	1,361	(15.9)%
Other expenses	(15,398)	(24.5)%	(16,805)	(27.0)%	(15,428)	(27.0)%	(1,407)	9.1%	1,377	(8.2)%
Operating income before depreciation and amortization (OIBDA)	20,210	32.2%	21,231	34.0%	19,077	33.4%	1,021	5.1%	(2,154)	(10.1)%
Depreciation and amortization	(10,146)	(16.1)%	(10,433)	(16.7)%	(9,627)	(16.9)%	(287)	2.8%	806	(7.7)%
Operating income	10,064	16.0%	10,798	17.3%	9,450	16.6%	734	7.3%	(1,348)	(12.5)%
Share of profit (loss) of associates	(635)	(1.0)%	(1,275)	(2.0)%	(304)	(0.5)%	(640)	n.m.	971	(76.2)%
Net financial expense	(2,941)	(4.7)%	(3,659)	(5.9)%	(2,866)	(5.0)%	(718)	24.4%	793	(21.7)%
Corporate income tax	(301)	(0.5)%	(1,461)	(2.3)%	(1,311)	(2.3)%	(1,160)	n.m.	150	(10.3)%
Profit for the year	6,187	9.8%	4,403	7.1%	4,969	8.7%	(1,784)	(28.8)%	566	12.9%
Non-controlling interests	(784)	(1.2)%	(475)	(0.8)%	(376)	(0.7)%	309	(39.4)%	99	(20.8)%
Profit for the year attributable to equity holders of the parent	5,403	8.6%	3,928	6.3%	4,593	8.0%	(1,475)	(27.3)%	665	16.9%

n.m.: non meaningful

Year ended December 31, 2013 compared with year ended December 31, 2012

The main metrics in profit and loss statement were negatively impacted in 2013 by exchange rate fluctuations, mainly due to the devaluation of the Venezuelan bolivar fuerte and the depreciations of the Brazilian real and the Argentine peso against the euro. Thus, exchange rates reduced year-on-year revenue and OIBDA growth in 2013 by 7.5 percentage points.

Note that the Telefónica Group deconsolidated the results from the Atento Group as of the end of November 2012 (following the disposal of the company during the fourth quarter of 2012), therefore affecting year-on-year comparisons of Telefónica’s reported financial results.

Revenues in 2013 totaled 57,061 million euros, decreasing 8.5% in reported terms, impacted by the exchange rate differences and the effect of hyperinflation in Venezuela which reduced year-on-year growth by 7.5 percentage points. Additionally, revenues were affected by changes in the consolidation perimeter especially the deconsolidation of the Atento group (-1.7 p.p.). Excluding these impacts, revenue in 2013 rose by 0.7% year-on-year.

The Telefónica Group’s main revenue growth drivers were Telefónica Hispanoamérica and Telefónica Brazil and mobile data revenue, partially offsetting the pressure on revenue on European operators.

The structure of revenues reflects Telefónica’s diversification and despite the above mentioned exchange rate impact, Telefónica Hispanoamérica accounted for 29.5% of total revenues in 2013 (+2.7 percentage points compared with 2012) and Telefónica UK accounted for 11.7% (+0.4 percentage points compared with 2012), while revenues from Telefónica Brazil fell by 0.4 percentage points year-on-year (21.4% of the total) and Telefónica Spain’s contribution to consolidated revenues decreased by 1.3 percentage points to less than 22.7% of the total.

Mobile data revenues decreased 0.7% in reported terms. Excluding the impact of exchange rate differences and the effect of the hyperinflation in Venezuela, mobile data revenues would have increased 9.3% being the main growth driver in 2013. They accounted for 37% of mobile service revenues, +3 percentage points compared with 2012. Especially noteworthy is the growth in non-SMS data revenues (+11.2% in reported terms and +22.2% excluding the impact of exchange rate differences and the effect of hyperinflation in Venezuela), which accounted for 64% of total data revenues in the year in reported terms (+7 percentage points year-on-year).

Other income: mainly includes capitalized in our fixed assets, profits from the sale of other assets, and the disposal of non-strategic towers in Brazil, Hispanoamérica and Spain. The lower level of sales of non-strategic towers compared to 2012 is the main driver for its year-on-year decrease.

Other income in 2013 consisted mainly of the sale of non-strategic towers in Brazil, Hispanoamérica and Spain (113 million euros in other income and 111 million euros in OIBDA), the capital gain from the disposal of the assets of fixed business in the United Kingdom (83 million euros), the capital gain from the sale of assets in Germany (76 million euros) and the capital gain from the sale of the stake in Hispasat (21 million euros).

In 2012 this item is mainly explained by the sale of non-strategic towers in Brazil, Hispanoamérica and Spain (659 million euros in other income and 643 million euros in OIBDA), the gain from the sale of applications (39 million euros), and the capital gains from the sale of the Atento group (61 million euros), of Rumbo (27 million euros) and the partial sale of Hispasat (26 million euros).

Total consolidated expenses, which include supplies, personnel expenses and other expenses (primarily external services and taxes), amounted to 39,678 million euros in 2013. This represents an 8.7% decrease year-on-year in reported terms, which was primarily due to:

•	exchange rate differences and the effect of hyperinflation in Venezuela (-7.3 p.p.);

•	changes in the consolidation perimeter caused by the disposal of Atento and Rumbo (-1.9 p.p.);

•	value adjustments or impairment and loss on sale of companies in 2013 and 2012:

•	the impact of losses on the sale of companies in 2013, totaled an amount of 192 million euros, primarily from the sale agreements of Telefónica Ireland and Telefónica Czech Republic (+0.4 p.p.);

•

the impact of value adjustments or impairment and loss on sale of companies in 2012, which totaled an amount of 624 million euros, primarily from the sale of part of our stake in China Unicom and a value adjustment of Telefónica Ireland (-1.4 p.p.); and

•

a contractual change in the commercial model for selling handsets in Chile as a result of which we began from September 2012, to record all of the costs of handsets sold immediately rather than capitalizing such costs and depreciating them over the life of the contract (+0.4 p.p.).

Excluding the aforementioned items, total expenses grew 1.2% in 2013 compared with 2012, mainly as a result of the greater commercial activity in Brazil and Hispanoamérica, focused on capturing high-value customers.

•

Supplies stood at 17,041 million euros in 2013, falling 5.7% with respect to 2012, impacted to a large degree by exchange rate differences and the effect of hyperinflation in Venezuela, which reduced this item by 7.3 percentage points. Additionally, the year-on-year change is affected by changes in the consolidation perimeter (-1.4 p.p.) and by the contractual change in the commercial model for selling handsets in Chile discussed above (+0.9 p.p.). Excluding both effects, expenses grew 2%, as a result of the greater commercial activity in Brazil and Hispanoamérica, both in the mobile segment, due to an increase in the weighting of smartphone sales, and in the fixed business, mainly pay TV, which offset the decline in equipment costs in operators of Europe and the lower termination costs at the group level.

•

Personnel expenses totaled 7,208 million euros and fell by 15.9% with respect to 2012, mainly impacted by the exchange rate differences and the effect of hyperinflation in Venezuela (-6.2 p.p.) and changes in the consolidation perimeter (-13.6 p.p.). Excluding both effects, personnel expenses increased by 4% explained by the negative impact of inflation in certain Latin American countries, despite the higher reduction reported at Spain, the Czech Republic and the UK due to savings from workforce restructuring programs. This item also reflects non-recurrent restructuring expenses amounting to 156 million euros in 2013 versus 67 million euros in 2012.

The average headcount in 2013 was 129,893 employees, 3.9% lower than the average in 2012 excluding the impact of the deconsolidation of Atento.

•

Other expenses amounted to 15,428 million euros, falling 8.2%, mainly affected by the impact of exchange rate differences and the effect of hyperinflation in Venezuela (-8 p.p.). In addition, it was also affected by changes in the consolidation perimeter (+3.5 p.p.), by the above mentioned value adjustment in companies in 2012 and 2013 (-2.6 p.p.) and expenses associated to sale of non-strategic towers (-0.1 p.p.). Excluding these effects this item fell 1.1%, explained by the lower costs in operators of Europe, mainly in commercial expenses, systems and networks, due to the efficiency measures carried out especially in Spain, which involved simplification of processes, distribution channels and call centers redefinition, internalization of activities, savings from the restructuring plan and temporary cancelation of the corporate contribution to pension plans.

OIBDA reached 19,077 million euros, showing a decline of 10.1%, impacted by:

•	exchange rate differences and the effect of hyperinflation in Venezuela (-7.5 p.p.);

•	the lower amount of non-strategic towers sold in 2013 compared to 2012 (-2.5 p.p.)

•	changes in the consolidation perimeter mainly caused by the disposal of Atento (-1.0 p.p.);

•	value adjustments or impairment and loss on sale of companies in 2013 and 2012:

•	the impact of the sale of companies mainly the sale agreements of Telefónica Ireland and Telefónica Czech Republic in 2013 (-1.3 p.p.).

•

the impact of value adjustments or impairment and loss on sale of companies in 2012, which totaled 624 million euros, primarily from the sale of part of our stake in China Unicom and a value adjustment of Telefónica Ireland (+2.9 p.p.); and

•	the contractual change in the commercial model for selling handsets in Chile (-0.8 p.p.).

Excluding the aforementioned items, OIBDA for 2013 was stable versus the prior year. OIBDA margin was 33.4% in 2013, down 0.6 percentage points year-on-year in reported terms.

By region, Spain contributed the most to consolidated OIBDA, accounting for 33.2% in 2013 (+1 percentage point versus December 2012) and Hispanoamérica represented 29% (+0.8 p.p. versus December 2012). In contrast, Brazil’s contribution to consolidated OIBDA was reduced by 3.7 percentage points versus December 2012 (accounting for 20.7% of the total OIBDA in 2013).

Depreciation and amortization in 2013 (9,627 million euros) registered a year-on-year drop of 7.7%, mainly due to the exchange rate effects and the sale of the Atento Group, Telefónica Ireland, and Telefónica Czech Republic. The depreciation and amortization charges arising from purchase price allocation processes amounted to 856 million euros during 2013 (-11.1% year-on-year).

Operating income in 2013 totaled 9,450 million euros, decreasing 12.5% year-on-year, highly impacted by exchange rate differences and the effect of hyperinflation in Venezuela (-9.6 p.p.). Additionally the year-on-year change is affected by the lower amount of non-strategic towers sold in 2013 as compared to 2012 (-4.9 p.p.), the value adjustment of companies in 2013 and 2012 (+4.9 p.p.), sales of companies (-0.1 p.p.), changes in the consolidation perimeter (-1.5 p.p.) and by the contractual change in the commercial model for selling handsets in Chile in 2012 (-0.9 p.p.). Excluding these impacts operating income would have fallen 0.5% year-on-year.

Share of profit (loss) of investments accounted for by the equity method was a loss of 304 million euros in 2013 compared with a loss of 1,275 million euros in 2012 and was affected by adjustments to the value of the stake of Telco, S.p.A. in Telecom Italia, S.p.A. and the contribution to results in the year, resulting in a negative impact on “Share of loss of investments accounted for by the equity method” the item of 267 million euros and 1,277 million euros, respectively.

Net financial expense amounted to 2,866 million euros in 2013, 21.7% lower than in 2012, of which 111 million euros were due to net negative foreign exchange differences. Excluding this effect, net financial expenses fell 11.8% year-on-year, mainly due to an 11.4% reduction in the average debt. The effective cost of debt over the last twelve months, excluding exchange rate differences was 5.34%, 3 basis points below December 31, 2012, with savings from management improvements over the gross cost of debt in euros offsetting the impact on the effective cost from the fact that most of the reduction has been in euros (with below average costs).

Corporate income tax in 2013 stood at 1,311 million euros, on a pre-tax income of 6,280 million euros, implying an effective tax rate of 20.9%, 4.0 percentage points lower year-on-year. This is mainly due to the recognition in 2012 of the tax assessments in Spain.

Profit attributable to non-controlling interests reduced 2013 net profit by 376 million euros and was down 20.7% year-on-year, mainly as a result of the lower profit attributed to minority interests in Brazil, affected by the exchange rate.

As a result of the performance of the above items, profit for the period in 2013 was 4,593 million euros (16.9% higher year-on-year).

Year ended December 31, 2012 compared with year ended December 31, 2011

2012 was a key year in the transformation of Telefónica. Throughout the year, a number of initiatives were undertaken that aimed at helping the Group begin growing again. Telefónica Hispanoamérica was one of the group’s main levers of growth, along with mobile data revenues. In Europe, there was a recovery in sales activity in certain markets owing to the success of tariffs that have been launched, especially “Movistar Fusión” in Spain, which reflected in an improvement of its competitive position across different markets, even though revenues of Telefónica Spain fell 13.2% with respect to 2011.

In view of the sale of the Atento Group in the fourth quarter of 2012, the results of that business area were deconsolidated from the Telefónica Group as of the end of November 2012. This had an impact on the year-on-year comparison of Telefónica’s economic results in reporting terms.

OIBDA was also impacted by the 527 million euros write-down the Telefónica Group made against its stake in Telefónica Ireland.

Revenues for 2012 stood at 62,356 million euros, which represented a decrease of 0.8% against the 2011 figure. This decrease was due to less favorable conditions in some markets, and the prevailing economic situation, in which competition is steeper and regulatory changes have had adverse impacts. The exchange rate differences and the effect of hyperinflation in Venezuela contributed 0.1 percentage points to change in revenues; when stripping out this impact, the fall was 0.9% in 2012.

The Group’s strong diversification continued to be a key differential given the Group in the current market situation, as reflected by the revenues structure. In this regard, revenues showed solid growth in Telefónica Hispanoamérica (up 15.8% year-on-year) which accounted for 26.8% of consolidated revenues (up 3.8 percentage points compared to 2011), outperforming those of Telefónica Brazil (21.8% of the Group’s total revenues and down 1.0 percentage points year-on-year). Telefónica Spain’s contribution to consolidated revenues decreased to 24% from 27.5%.

The decline in revenue compared to the prior year was caused by the lower average revenue per access for the Group, mainly due to lower average revenue per mobile access in Spain and the UK, and the overall fall in average revenue per fixed access in the Group, which undermined the growth in accesses. Revenues were strongly impacted by cuts to interconnection rates, which had a drag of approximately 1.1 percentage points on overall revenue growth.

In terms of services, mobile data revenue continued to be the largest growth driver in 2012 (up 12.8% year-on-year), accounting for over 34% of mobile service revenues in the period (31% in 2011). Non-SMS data revenue climbed 24.1% year-on-year, raising its share of total data revenue by 5 p.p. to 57%.

Other income is primarily comprised of the gains on disposals of assets, which were 782 million euros in 2012 (down 5.0% year-on-year). In 2012, other income primarily reflects: i) sales of non-strategic towers, with an impact of 643 million euros on “Other income” (and OIBDA), primarily in Brazil, Mexico, Chile, Spain and Peru; ii) the sale of software applications (gains of 39 million euros; overall, with 18 million euros recognized in Telefónica Spain); and iii) the fourth-quarter sales of the Atento Group (gains of 61 million euros), Rumbo (gains of 27 million euros) and Hispasat (partial sale, reflecting gains of 26 million euros). In 2011, this caption mainly reflected: i) the positive impact derived from the partial reduction of the Group’s economic exposure in Portugal Telecom (184 million euros); and ii) the sale of non-strategic towers (541 million euros).

Total consolidated expenses, which include supplies, personnel expenses and other expenses (mainly external services and taxes other than corporate income tax), stood at 43,448 million euros, down 2.9% on the 2011 figure. These expenses were affected by exchange rate differences and hyperinflation adjustments (0.3 p.p.); when stripping out this impact, expenses were down 3.2%. The year-on-year variance reported is also affected by the provision for restructuring expenses in Spain, made in the third quarter of 2011 (2,671 million euros). The year-on-year reduction in expenses is primarily explained by the absence of similar restructuring charges in 2012 and lower commercial expenditure, especially in Spain, as a result of a new commercial model in place from the end of 2011.

•

Supplies amounted to 18,074 million in 2012, down 1.0% compared to 2011, reflecting the lower mobile interconnection costs and lower handset consumption in Spain resulting from the new policy doing away with subsidies and the lower volume of handset upgrades.

•

Personnel expenses were 8,569 million euros, down 22.7% compared to 2011. The year-on-year variance was affected by the provision for personnel restructuring in Spain, mentioned above. When stripping out the impact of this provision, which amounted to 2,671 million euros, personnel expenses were 1.9% higher than in 2011, reflecting the adjustments for inflation in certain Latin American countries.

The average headcount was 272,598 employees, 13,547 less than the 2011 average. The decrease mainly reflects the sale of Atento in the fourth quarter of 2012. When stripping out the Atento business, Telefónica’s average headcount was 131,468 employees, 2,480 less than in 2011.

•

Other expenses rose 9.1% year-on-year to 16,805 million euros in 2012. This increase was primarily driven by the increase in external services caused by higher customer service costs, and network and systems costs as well as the 527 million euros write-down the Telefónica Group made against its stake in Telefónica Ireland and by the capital loss (97 million euros) generated on the sale of China Unicom shares.

OIBDA stood at 21,231 million euros, up 5.1% from 2011. When stripping out the negative impact of exchange rate differences and the effect of hyperinflation in Venezuela (0.3 p.p.), OIBDA grew by 5.4% in 2012 compared to the prior year. The OIBDA margin for 2012 was 34.0%, as a result of a year-on-year erosion of revenues that was not offset by cost savings.

In terms of geographic segments, the operators with the largest contribution to consolidated OIBDA are Telefónica Spain (32.1%, up 7.0 percentage points versus December 2011), Telefónica Hispanoamérica (28.2%, up 0.7 percentage points compared to December 2011) and Telefónica Brazil (24.3%, down 1.9 percentage points versus December 2011).

Depreciation and amortization rose by 2.8% year-on-year in 2012, to 10,433 million euros. This variance was primarily due to amortization of new spectrum licenses acquired in Germany, Brazil, Colombia, Mexico and Venezuela, and to the overall increase in fixed assets. Total depreciation and amortization charges derived from purchase price allocation processes stood at 962 million euros in 2012 (down 14.1% year-on-year).

Operating income in 2012 amounted to 10,798 million euros, a reported increase of 7.3%, helped by a 5.1% increase in OIBDA, partially offset by a 2.8% increase in depreciation and amortization.

The share of profit (loss) of associates in 2012 reflects a loss of 1,275 million euros (versus a loss of 635 million euros in 2011), primarily due to the write-down of Telco, S.p.A.’s investment in Telecom Italia and the recovery of all the operating synergies considered at the time of this investment, with a net loss impact of 1,355 million euros in 2012 and 662 million euros in 2011.

Net financial expenses in 2012 totaled 3,659 million euros, 24.4% more than in 2011. This increase is due to two effects: first, an increase in average cost of net debt primarily due to the increase in average net debt (up 3.3% to a total of 58,187 million euros), the rise in credit spreads and the need to enhance liquidity (with very low returns compared to the cost of the debt) as a result of the financial market crises; and secondly, an increase in net exchange differences caused by the decline in estimated value of the Venezuelan bolivar fuerte. In spite of the increase in credit costs, the Group’s average cost of gross financial debt held steady at 4.7%. Stripping out net exchange rate differences, such expenses implied an average cost of net debt of 5.37% in 2012.

Corporate income tax in 2012 amounted to 1,461 million euros, implying an effective tax rate of 24.9% over the 5,864 million euros of profit before tax, which is lower than statutory rates, mainly due to the recognition of tax losses in several countries.

Profit attributable to non-controlling interests reduced net profit by 475 million euros in 2012, and primarily reflects the share of Telefónica Brazil, Telefónica Czech Republic and Telefónica Germany’s profits attributable to non-controlling interests. The year-on-year variance (a decrease of 39.5%) was due to reversal in the fourth quarter of 2011 of deferred tax liabilities recognized on the Vivo purchase price allocation (1,288 million euros) as a result of the change in the tax value of certain assets acquired.

In all, the consolidated profit of 2012 amounted to 3,928 million euros (down 27.3% year on year).

Segment results

Some of the figures in the table below are compared at a constant exchange rate in order to analyze period-on-period performance excluding the effects of exchange rate variations. For certain of the financial results discussed below, comparisons have been made using the previous year’s average exchange rate to convert the figure and by excluding the consideration of Venezuela as a hyperinflationary economy. In these cases a comment of “excluding foreign exchange rate effects” or “excluding foreign exchange rate effects and the consideration of Venezuela as a hyperinflationary economy” (or similar wording) has been indicated.

Some figures discussed further below have been compared in local currency (LC), taking the financial magnitudes in the relevant local currency as they were registered in the corresponding periods.

	2011		2012		2013		Var 11/12		Var 12/13
	Jan - Dec	% Total	Jan - Dec	% Total	Jan - Dec	% Total	Reported	Ex fx (*)	Reported	Ex fx (*)

REVENUES	62,837		62,356		57,061		(0.8%)	(0.9%)	(8.5%)	(1.0%)
Telefónica Spain	17,277	27.5%	14,996	24.0%	12,959	22.7%	(13.2%)	(13.2%)	(13.6%)	(13.6%)
Telefónica UK	6,926	11.0%	7,042	11.3%	6,692	11.7%	1.7%	(5.0%)	(5.0%)	(0.5%)
Telefónica Germany	5,035	8.0%	5,213	8.4%	4,914	8.6%	3.5%	3.5%	(5.7%)	(5.7%)
Telefónica Brazil	14,326	22.8%	13,618	21.8%	12,217	21.4%	(4.9%)	2.3%	(10.3%)	2.2%
Telefónica Hispanoamérica	14,460	23.0%	16,741	26.8%	16,855	29.5%	15.8%	11.2%	0.7%	16.1%

OIBDA	20,210		21,231		19,077		5.1%	5.4%	(10.1%)	(2.6%)
Telefónica Spain	5,079	25.1%	6,815	32.1%	6,340	33.2%	34.2%	34.2%	(7.0%)	(7.0%)
Telefónica UK	1,836	9.1%	1,602	7.5%	1,637	8.6%	(12.8%)	(18.5%)	2.2%	7.0%
Telefónica Germany	1,219	6.0%	1,351	6.4%	1,308	6.9%	10.8%	10.8%	(3.2%)	(3.2%)
Telefónica Brazil	5,302	26.2%	5,161	24.3%	3,940	20.7%	(2.7%)	4.8%	(23.7%)	(13.0%)
Telefónica Hispanoamérica	5,563	27.5%	5,983	28.2%	5,531	29.0%	7.6%	2.7%	(7.6%)	8.6%

OIBDA Margin	32.2%		34.0%		33.4%
Telefónica Spain	29.4%		45.4%		48.9%
Telefónica UK	26.5%		22.7%		24.5%
Telefónica Germany	24.2%		25.9%		26.6%
Telefónica Brazil	37.0%		37.9%		32.3%
Telefónica Hispanoamérica	38.5%		35.7%		32.8%

OPERATING INCOME	10,064		10,798		9,450		7.3%	8.8%	(12.5%)	(2.8%)
Telefónica Spain	2,991	29.7%	4,752	44.0%	4,437	46.9%	58.9%	58.9%	(6.6%)	(6.6%)
Telefónica UK	785	7.8%	607	5.6%	621	6.6%	(22.7%)	(27.7%)	2.3%	7.2%
Telefónica Germany	36	0.4%	118	1.1%	77	0.8%	n.m.	n.m.	(35.4%)	(35.4%)
Telefónica Brazil	2,912	28.9%	2,843	26.3%	1,831	19.4%	(2.3%)	5.1%	(35.6%)	(26.6%)
Telefónica Hispanoamérica	3,191	31.7%	3,221	29.8%	3,007	31.8%	1.0%	(1.3%)	(6.6%)	16.8%

NET INCOME	5,403		3,928		4,593		(27.3%)	(17.4%)	16.9%	33.3%

(*)	Excluding exchange rate differences and the effect of hyperinflation in Venezuela.

Segment Discussion

TELEFÓNICA SPAIN

Accesses
Thousands of accesses	2011	2012	2013	%Var 11/12	%Var 12/13
Fixed telephony accesses (1)	12,305.4	11,723.0	11,089.8	(4.7)%	(5.4)%
Naked ADSL	34.4	25.0	22.8	(27.3)%	(9.1)%
Internet and data accesses	5,710.9	5,779.3	5,899.0	1.2%	2.1%
Narrowband	84.4	54.0	38.5	(36.0)%	(28.7)%
Broadband (2)	5,608.6	5,709.3	5,846.8	1.8%	2.4%
Other (3)	17.9	16.0	13.7	(10.5)%	(14.2)%
Mobile accesses	24,174.3	20,608.7	19,002.1	(14.7)%	(7.8)%
Prepay	7,359.4	5,180.5	4,262.7	(29.6)%	(17.7)%
Contract	16,814.9	15,428.2	14,739.3	(8.2)%	(4.5)%
Pay TV	833.2	710.7	672.7	(14.7)%	(5.4)%
WLR (4)	440.6	481.2	525.8	9.2%	9.3%
Unbundled loops	2,881.1	3,262.0	3,787.1	13.2%	16.1%
Shared ULL	205.0	183.5	130.6	(10.5)%	(28.9)%
Full ULL (5)	2,676.1	3,078.5	3,656.5	15.0%	18.8%
Wholesale ADSL	709.6	652.3	676.8	(8.1)%	3.8%
Other (6)	0.6	0.5	0.4	(20.8)%	(23.9)%
Final Clients Accesses	43,023.8	38,821.7	36,663.6	(9.8)%	(5.6)%
Wholesale Accesses	4,031.9	4,396.0	4,990.1	9.0%	13.5%

Total Accesses	47,055.7	43,217.8	41,653.6	(8.2)%	(3.6)%

Note:

-	Mobile accesses of Telefónica Spain include since 2013 accesses of Tuenti and in 2012 this same criteria has been used to reflect the figures.
(1)	Basic Fix Line (including Public Use Telephony) x1, RDSI primary access, Digital Accesses 2/6x30. Includes internal use, VOIP and Naked ADSL.
(2)	ADSL, satellite, fiber optic and broadband circuits.
(3)	Leases of circuits.
(4)	Wholesale line rental.
(5)	Includes naked shared loops.
(6)	Wholesale circuits.

Telefónica Spain’s 2013 results reflected the slowing of the decline of its business, underpinned by the benefits of the deep transformation process undertaken by Telefónica Spain, allowing it to strengthen its competitive positioning, maintain its market leadership and improve its financial and commercial performance. The pace of the decline in revenues stabilized along the year and profitability remained high, amid a very competitive backdrop in which convergence continued to lead market dynamics.

In 2013, the boost in commercial activity must be highlighted, especially in fiber and, during the last period of the year, in pay TV, reflecting the success of the revamped portfolio, which increased value for the customer, improving its offering quality, and of the Christmas campaign to attract new customers with “Movistar TV” (from December 1 to January 31 all customers subscribing to “Movistar Fusión” or an additional mobile line enjoyed the complete “Movistar TV” package free of charge until May 2014).

This improvement in commercial activity due to the Christmas campaign was also reflected in the mobile contract segment, mainly in the portability figures, which showed a positive trend during the last part of the year, despite the strong competition and the strategy of subsidies elimination followed by Telefónica Spain.

At the end of 2013, “Movistar Fusión” reached 2.9 million customers, and more than one million additional mobile lines, which accounted in the consumer segment for 52% of fixed broadband and 45% of mobile contract customers). Noteworthy once again was the steady improvement in the percentage of new customers and/or customers taking new services, reflecting the positive impact of the convergent offer on the capture of new services. On the other hand, it is worth to mention that “Movistar Fusión” customers’ churn is also lower than the average for the rest of services.

Fiber customers reached 594 thousand as of December 31, 2013, almost doubling those of 2012 (17% of passed homes, amounting to 3.5 million homes). Telefónica Spain’s strategic focus on the acceleration of fiber rollout as the key lever to drive differentiation and growth in 2014 is reflected in its target of achieving 7.1 million households reached by the end of the year. Fiber customers have 1.5 times higher ARPU than ADSL customers and a higher level of customer satisfaction and therefore have a lower churn rate (0.5 times).

Results
Millions of euros Telefónica Spain	2011	2012	2013	% Var 11/12	% Var 12/13
Revenues	17,277	14,996	12,959	(13.2%)	(13.6%)
Wireless business	7,750	6,464	5,121	(16.6%)	(20.8%)
Service revenues	6,550	5,453	4,580	(16.8%)	(16.0%)
Wireline business	10,624	9,541	8,861	(10.2%)	(7.1%)
OIBDA	5,079	6,815	6,340	34.2%	(7.0%)
OIBDA Margin	29.4%	45.4%	48.9%	16.0 p.p.	3.5 p.p.
Depreciation and amortization	(2,088)	(2,063)	(1,903)	(1.2%)	(7.7%)
Operating Income	2,991	4,752	4,437	58.9%	(6.6%)
CapEx	2,912	1,692	1,529	(41.9%)	(9.6%)
OpCF (OIBDA - CapEx)	2,167	5,123	4,811	136.4%	(6.1%)

Note:

Since January 1, 2013 Tuenti is included under the consolidation perimeter of Telefónica Spain. The net results of Telefónica Spain in the Telefónica Group have been modified accordingly for 2011 and 2012. The total consolidated net results of the Group remain unchanged as the indicated movement is an intercompany reclassification.

2013 Results

In 2013 revenues stood at 12,959 million euros (-13.6% year-on-year), partly impacted by the sharp drop in revenues from handset sales (-46.4% year-on-year) due to the removal of subsidies in March 2012.

•

Excluding handset sales, revenues in 2013 amounted to 12,417 million euros (-11.2%). Excluding the impact of regulation (which imposed interconnection and roaming), these revenues would have fallen 9.6% year-on-year in the year.

•

Revenues from the fixed business fell 7.1% year-on-year in 2013, due to lower access and voice revenues, primarily driven by the loss of accesses, and lower broadband and new service revenues, reflecting the negative performance of broadband ARPU, and affected by the migration of customers to the new tariffs.

•	Mobile revenues fell by 20.8% year-on-year in 2013. Mobile service revenue declined by 16.0% year-on-year in 2013 explained by ARPU decline.

•

Telefónica Spain revenue reduction is mainly due to ARPU reductions across services reflecting lower prices of the renewed portfolio and lower customers consumption, and also, as a consequence of declines in accesses (-4% year-on-year), as a consequence of the high competitive pressure in the market.

2013 ARPU decreased 14.3% year-on-year, impacted by the 60% cut in the mobile termination rate since July 1, in addition to the cuts implemented in April 2013 (-13%) and October 2012 (-8%). The drop in ARPU also reflects lower prices of the new tariff portfolio and lower customer usage. However, it is worth noting that the ARPU of individual services is less representative following the launch of “Movistar Fusión”, as it is affected by the defined allocation of convergent product revenues between the fixed and mobile businesses.

Telefónica Spain	2011	2012	2013	%Var 11/12	%Var 12/13
Traffic (million minutes)	39,909	36,382	34,428	(8.8)%	(5.4)%
ARPU (EUR)	22.9	20.6	17.7	(9.8)%	(14.3)%
Prepay	9.3	8.8	7.3	(5.1)%	(17.8)%
Contract	29.1	24.7	21.0	(15.2)%	(15.0)%
Data ARPU (EUR)	6.0	6.5	6.8	8.0%	4.4%
% rev. non-SMS over data revenues	74.6%	85.2%	92.1%	10.6 p.p.	7.0 p.p.

Total expenses, which include supplies, personnel expenses and other expenses (mainly subcontract expenses and others) amounted to 7,064 million euros in 2013, 18.2% less than in 2012, because of a noteworthy continued reduction in commercial costs, mainly as a result of the elimination of handset subsidies and other savings from the various efficiency improvement programs. The breakdown by components is as follows:

•	Supplies declined 23.9% year-on-year in 2013 to 2,486 million euros, mainly due to lower handset costs as a consequence of the new commercial policy and lower mobile interconnection costs.

•

Personnel expenses amounted to 2,113 million euros in 2013, down 6.1% year-on-year as a result of the savings derived from the redundancy program and from the temporary suspension of Telefónica Spain’s contribution to the pension plan since April, and

•

Other expenses amounted to 2,464 million euros in 2013, reduced by 20.9% versus 2012 due to lower commercial expenses and the savings from Telefónica Spain’s simplification, as well as the redefinition of the distribution channel and call centers and the insourcing of activities.

OIBDA stood at 6,340 million euros in 2013, showing a reported year-on-year decline of 7.0%. Excluding the sale of non-strategic towers for 60 million euros in 2012 and 70 million euros in 2013, OIBDA decreased by 7.2%. The OIBDA decrease is explained by the revenue decrease, partially offset by costs reduction, especially the continued reduction in commercial costs after the handset subsidy removal policy, and other savings arising from several efficiency programs (such as simplification of processes, distribution channel and call centers redefinition, internalization of activities, savings from the restructuring personnel plan and temporary cancelation of the corporate contribution to pension plans).

2012 Results

In 2012, revenues totaled 14,996 million euros (down 13.2% year-on-year), primarily reflecting lower accesses and the lower ARPU across different services in a highly-competitive and adverse macroeconomic environment.

•

Revenues in the fixed line business amounted to 9,541 million euros in 2012, a year-on-year decrease of 10.2%. This reduction was primarily due to lower revenues from traditional accesses (down 9.3% caused by the loss of accesses), a 16.7% decrease in voice services revenues (affected by the growing weight of flat-rate plans and traffic packages) and a 13.8% drop in retail broadband revenues (a 12.2% year-on-year decrease in effective broadband ARPU, affected by customer migration to new rates).

•

Revenues from the mobile business totaled 6,464 million euros in 2012, down 16.6% on the 2011 figure. This reduction reflects a 16.8% drop in mobile service revenues (due to negative trends in ARPU and the reduction in interconnection rates effective as from April and October, and in roaming rates, effective as from July).

•

Mobile data revenues were down 4.6% year-on-year in 2012, despite the steady growth in non-SMS revenues (up 8.2% from 2011), accounting for 85% of total data revenues (up 10.6 p.p. year-on-year). The trends in these revenues primarily reflect the lower SMS revenues, the higher weight of fixed-rate data plans, driven in the last quarter by the “Fusion” product, and by the migration of customers with USB modems toward more affordable multi-device options. In addition, data revenues continue to be affected by the shift in the Premium SMS sales strategy in November 2011 (70% year-on-year decrease in Premium SMS revenues in 2012).

•	Mobile traffic dropped 9% from 2011 to 2012, as customers reduced their usage in line with the general contraction of household spending in an adverse macroeconomic environment.

Total ARPU for 2012 was down 9.8% year-on-year. The 2011 ARPU figure is not comparable to 2012 ARPU, as in 2012 it was affected by the disconnection of 2.0 million inactive mobile accesses in the first quarter of 2012.

Therefore, in comparable terms, the year-on-year decrease would have been 14.9%, due to lower usage by customers, lower prices in the new rates portfolio, and reduction in interconnection rates. Voice ARPU decreased 20.0% from 2011 to 2012, while data ARPU fell 0.4%, the latter accounting for 31% of total ARPU. The growth in connectivity revenues, included in data ARPU was not sufficient to completely offset the lower SMS revenues.

Total expenses amounted to 8,632 million euros, down 31.6% on the previous year, affected by the recognition in 2011 of the provision for the restructuring plan, which amounted to 2,591 million euros, which affected the variance in personnel expenses. The breakdown by components is as follows:

•	Supplies expenses decreased 16.9% year-on-year in 2012 to 3,269 million euros, mainly due to lower mobile interconnection costs.

•

Personnel expenses amounted to 2,250 million euros in the year, a decline of 55.9% compared with 2011, mainly due to the provision mentioned above. Excluding this impact personnel expenses would have decreased by 10.6% year-on-year in 2012 reflecting the savings from the restructuring plan.

•

Other expenses were 3,114 million euros in 2012 and decreased by 13.1% reflecting the savings in commercial expenses, stemming from the new commercial model and Telefónica Spain’s strategy to improve quality and customer satisfaction.

OIBDA totaled 6,815 million euros in 2012, compared to 5,079 million euros in the prior year, a 34.2% increase. OIBDA in 2011 was affected by the provision for personnel restructuring made in the third quarter of 2011 (2,591 million euros). Excluding such impact, the year-on-year decrease would have been 11.1% due to the year-on-year decrease in revenues, partially offset by the sharp reduction of commercial expenses through the new model eliminating subsidies and also personnel expenses savings as a result of the workforce reduction plan approved in 2011.

TELEFÓNICA UK

Accesses
Thousands of accesses	2011	2012	2013	% Var 11/12	% Var 12/13

Fixed telephony accesses (1) (2)	216.1	377.4	208.2	74.6%	(44.8)%
Internet and data accesses	620.3	560.1	14.8	(9.7)%	(97.4)%
Broadband (3)	620.3	560.1	14.8	(9.7)%	(97.4)%
Mobile accesses	22,167.5	22,864.2	23,649.0	3.1%	3.4%
Pre-Pay	11,227.3	10,962.9	10,764.7	(2.4)%	(1.8)%
Contract	10,940.3	11,901.3	12,884.3	8.8%	8.3%
Final Clients Accesses	23,003.9	23,801.7	23,872.0	3.5%	0.3%
Wholesale Accesses	26.7	40.5	31.6	51.5%	(22.1)%

Total Accesses	23,030.7	23,842.2	23,903.6	3.5%	0.3%

(1)	Basic Fix Line (including Public Use Telephony) x1, RDSI primary access, Digital Accesses 2/6x30. Includes internal use, VOIP and Naked ADSL.
(2)	In the second quarter of 2013, 209 thousand accesses disconnected after sale of fixed assets in the UK
(3)	In the second quarter of 2013, 511 thousand accesses disconnected after sale of fixed assets in the UK

In 2013, Telefónica UK’s results were positive. Contract net additions maintained a solid momentum driven by the success of the “Refresh” proposition enabling Telefónica UK to differentiate itself in a highly competitive market. The new “O2 Refresh” tariff launched on April 16, 2013 represents a unique commercial focus, offering an innovative value proposition to customers. This tariff aims to strengthen our market positioning, driving forward our strategy focused on data, while eliminating subsidies and improving the mix of distribution channels and offering our customers more flexibility “to change telephones with the same frequency that telephones change”. The “Refresh” tariff could only be contracted in our direct channels (which is available in the on-line channel from July 14, 2013) and only for high-end handsets. Refresh represents a unique option for our direct channels and a factor that allows for the improvement of the activations mix through our own channels with the aim of improving our commercial efficiency.

Telefónica UK continued working on the deployment of its LTE network, reaching 38% outdoor coverage at the end of 2013, keeping the focus on offering an outstanding network experience and an exclusive content proposition to 4G customers. The first 4G adopters are showing encouraging results in terms of data consumption (up to 2 times higher average data consumption than 3G customers), signaling the positive ARPU uplift opportunity of this technology.

From May 1, 2013, Telefónica UK excludes the financial results of its fixed consumer business (35 million euros in revenues and with no relevant OIBDA contribution in January-April 2013).

As a result of the commercial activity, total accesses reached 23.9 million at the end of December 2013 (+0.3% year-on-year) despite the impact from the disposal of the fixed assets referred to above (720 thousand accesses consisting of 209 thousand in fixed telephony accesses and 511 thousand in fixed broadband accesses). Total mobile customers grew 3.4% year-on-year to 23.6 million at the end of December driven by the consistent mobile contract customer base growth. The contract mix increased 2 percentage points year-on-year to account for 54% of the mobile base. Contract net additions totaled 983 thousand in 2013 driven by solid gross additions, despite the highly competitive environment. Contract churn improved by 0.1 percentage points to 1.0% due to the management of its customer base. Smartphone penetration (as a percentage of mobile data tariffs over total mobile customers) grew 4 percentage points year-on-year and reached 49% by the end of December.

Results
Millions of euros				% Var 11/12		% Var 12/13
Telefónica UK	2011	2012	2013	€	LC	€	LC
Revenues	6,926	7,042	6,692	1.7%	(5.0%)	(5.0%)	(0.5%)
Service revenues	6,198	6,060	5,461	(2.2%)	(8.6%)	(9.9%)	(5.7%)
OIBDA	1,836	1,602	1,637	(12.8%)	(18.5%)	2.2%	7.0%
OIBDA Margin	26.5%	22.7%	24.5%	(3.8 p.p. )	—	1.7 p.p.	—
Depreciation and amortization	(1,051)	(995)	(1,016)	(5.4%)	(11.6%)	2.1%	6.9%
Operating Income	785	607	621	(22.7%)	(27.7%)	2.3%	7.2%
CapEx	732	748	1,385	2.2%	(4.5%)	85.3%	94.0%
OpCF (OIBDA - CapEx)	1,104	854	252	(22.6%)	(27.7%)	(70.5%)	(69.1%)

Total revenues stood at 6,692 million euros, down 5.0% year-on-year in reported terms (a year-on-year decline of 0.5%, excluding exchange rate differences) reflecting the already mentioned disposal of the fixed consumer business, as well as the “Refresh” (new commercial model) contribution (an increase of 5.8 percentage points to revenue growth 2013). The new commercial model translated into more revenue from handset sales (even where the number of units sold did not increase), since handset sales are fully recognized upfront, instead of the prior model in which accounting was recorded on a monthly basis.

•

Service revenues in 2013 totaled 5,461 million euros and fell 9.9% year-on-year in reported terms (-5.7% excluding the impact of exchange rate differences) negatively impacted by the new commercial model. Excluding the impact of mobile termination rate cuts and roaming regulation, as well as the impact of the new commercial model, mobile service revenues would have decreased 1.3% due to the pressure on ARPU.

•

Non-SMS data revenues grew 0.8% year-on-year (+5.5% year-on-year excluding exchange rate differences) accounting for 50% of data revenues in 2013 (+3 percentage points year-on-year). The decline of SMS volumes led data revenue to decline 1.2% year-on-year in 2013. In 2013, data revenues accounted for 53% of mobile service revenues, an increase of 2 percentage points versus the previous year.

•

ARPU fell 12.9% (-8.8% in 2013 excluding the impact of the exchange rate differences) negatively impacted by the “Refresh” model (where higher handset revenues are recorded upfront and results in lower service revenues). Excluding the impact of regulation, ARPU would have decreased by 5.5% year-on-year. Voice ARPU fell 17.1% in reported terms (-13.2% excluding exchange rate differences) and fell 8.4%, excluding additionally the effect of regulations. Data ARPU fell 8.8% in reported terms (-4.5% excluding exchange rate differences). Revenues from the “Refresh” model are not recognized as mobile service revenues, and are instead recognized under the line item revenues from hardware sales, for which reason smartphone sales are not reflected in ARPU.

Telefónica UK
	2011	2012	2013	% Var LC 11/12	% Var LC 12/13
Traffic (million minutes)	52,250	48,250	48,479	(7.7)%	0.5%
ARPU (EUR)	23.2	22.5	19.6	(9.3)%	(8.8)%
Prepay	10.3	9.6	7.7	(13.1)%	(16.0)%
Contract	37.1	35.0	29.9	(11.8)%	(10.4)%
Data ARPU (EUR)	10.5	11.4	10.4	1.5%	(4.5)%
% rev. non-SMS over data revenues	40.5%	46.8%	50.0%	6.3 p.p.	3.2 p.p.

Mobile voice traffic remained practically stable with respect to the previous year.

Total expenses amounted to 5,256 million euros in 2013, decreasing 6.1% in reported terms and 1.7% in local currency. The breakdown by components is as follows:

•	Supplies expenses amounted to 3,403 million euros and, decreasing 5.8% year-on-year in reported terms and decreasing 1.4% in local currency due to lower interconnection costs.

•

Personnel expenses amounted to 543 million euros in the year, a decrease of 1.6% in reported terms but increasing 3.0% in local currency. Expenses during 2013 were affected by restructuring expenses (48 million euros).

•

Other expenses were 1,310 million euros and decreased by 8.7% in reported terms (-4.4% in local currency) as a consequence of efficiency on lower commissions and the benefits of “Refresh” proposition and the outsourcing of the customer service activities in the first quarter of 2013.

OIBDA stood at 1,637 million euros in 2013, representing a year-on-year increase of 2.2% in reported terms, which would have been an increase of 7.0% excluding the impact from exchange rate differences. Year-on-year performance was positively affected by the capital gain of 83 million euros from the fixed consumer business disposal offset partially by the negative impact of restructuring expenses (48 million euros). In addition, OIBDA performance reflects the acceleration in the recording of hardware sales from the “Refresh” model, partially mitigated by the negative impact from higher upfront commercial costs of moving volumes towards direct channels.

2012 Results

Revenues: Total revenues increased 1.7% year-on-year in 2012 (or decreased 5.0% when excluding exchange rate differences) to 7,042 million euros. Mobile service revenues totaled 6,060 million euros, a year-on-year decrease of 2.2%. The impact of exchange rates differences accounted for 6.4 p.p. of the variance, so excluding the effect of exchange rate differences, service revenue would have decreased 8.6%. These results were heavily impacted by reductions in interconnection rates and the new roaming rates, which decreased revenue growth by 4 p.p. and also impacted by ARPU trends. Non-SMS data revenue rose 18.4% from 2011 to 2012, underpinned by the higher presence of smartphones and the adoption of segmented data rates. Data revenues were up 2.4% compared to 2011, representing 51% of mobile service revenues (up 6 p.p. year-on-year).

Total ARPU slumped 9.3% year-on-year in local currency in 2012, heavily affected by the reduction in interconnection rates, which accounted for 3 p.p. of the decrease and a 7.7% decline in traffic. Voice ARPU fell 18.3% compared to 2011 due to lower interconnection rates, the new regulations on roaming rates, and the rates reduction made to stay competitive in the market. Data ARPU grew by 1.5%, reflecting the success of limited-use data rates offers.

Mobile voice traffic was 7.7% lower than in 2011, primarily due to optimization of usage.

Total expenses amounted to 5,599 million euros in 2012, increasing 8.0% in reported terms and 1.0% in local currency. The breakdown by components is as follows:

•	Supplies expenses amounted to 3,613 million euros and increased 0.4% year-on-year in reported terms and decreased 6.2% in local currency.

•	Personnel expenses amounted to 552 million euros in the year, an increase of 9.1% in reported terms and 1.9% in local currency.

•

Other expenses were 1,434 million euros and increased by 32.9% in reported terms and 24.2% in local currency due to higher commercial costs driven by greater commercial activity in post-pay during the year.

OIBDA totaled 1,602 million euros in 2012, down 12.8% on the 2011 figure (down 18.5% in local currency), primarily as a result of the decreasing service revenue trends (derived from lower ARPU), partially offset by lower interconnection costs as a consequence of termination rate cuts. OIBDA drop is also affected by commercial costs increase in 2012 compared to 2011, especially in the first half of the year in response to the greater commercial activity undertaken in late 2011.

TELEFÓNICA GERMANY

Accesses
Thousands of accesses	2011	2012	2013	% Var 11/12	% Var 12/13

Fixed telephony accesses (1)	2,055.1	2,249.0	2,124.9	9.4%	(5.5)%
Internet and data accesses	2,922.3	2,678.9	2,516.1	(8.3)%	(6.1)%
Narrowband	334.6	302.6	271.7	(9.6)%	(10.2)%
Broadband	2,587.7	2,376.3	2,244.3	(8.2)%	(5.6)%
Mobile accesses	18,380.1	19,299.9	19,401.0	5.0%	0.5%
Pre-Pay	9,144.5	9,191.3	9,114.9	0.5%	(0.8)%
Contract	9,235.7	10,108.5	10,286.1	9.5%	1.8%
Pay TV (2)	83.3	57.2	—	(31.3)%	n.s.
Final Clients Accesses	23,440.9	24,284.9	24,042.0	3.6%	(1.0)%
Wholesale Accesses	1,042.4	1,087.9	1,125.0	4.4%	3.4%

Total Accesses	24,483.2	25,372.8	25,166.9	3.6%	(0.8)%

(1)	Basic Fix Line (including Public Use Telephony) x1, RDSI primary access, Digital Accesses 2/6x30. Includes internal use, VOIP and naked ADSL.
(2)	In the fourth quarter of 2013, all TV accesses were disconnected.

n.s.: not significant.

During 2013, the German mobile market remained very dynamic and competitive, with differentiated value propositions across segments, channels and regions and increasing commercial spend.

In 2013 Telefónica Europe’s portfolio was restructured and the Group announced the acquisition of E-Plus by Telefónica Deutschland.

During the year, Telefónica Germany continued pushing data monetization within its innovative multi-brand and data centric strategy. At the same time, Telefónica Germany continued increasing the density of its mobile data networks while accelerating the deployment of LTE.

The “O2 Blue All-in” tariffs are improving the value of our customer base, where the weighting of customers who opt for higher value offers has increased. This initiative also reinforces customer loyalty and promotes the penetration of smartphones. “O2 Blue All-in” tariffs are mobile data centric tariffs. At the same time, the sale of handsets with LTE technology increased during the year.

As a consequence, the mobile contract customer base grew 1.8% year-on-year, driving mobile accesses to 19.4 million (+0.5% year-on-year). Meanwhile, the contract mix improved 1 percentage point year-on-year to 53%. Smartphone penetration reached 31% at the end of 2013 (+5 percentage points year-on-year), with an encouraging rate of adoption of LTE-enabled handsets. Total net additions amounted to 101 thousand in 2013. Mobile contract net add amounted to 178 thousand in the year. Mobile contract churn reached 1.6% in 2013 (+0.1 p.p. year-on-year). In retail broadband fixed internet accesses amounted to 2.2 million at the end of December (down 6% year-on-year), despite the broad acceptance of the new “O2 DSL All-in” portfolio and the increasing customer demand for speed.

Results
Millions of euros Telefónica Germany	2011	2012	2013	% Var 11/12	% Var 12/13
Revenues	5,035	5,213	4,914	3.5%	(5.7%)
Wireless Business	3,606	3,845	3,673	6.6%	(4.5%)
Service revenues	2,946	3,152	2,989	7.0%	(5.2%)
Wireline Business	1,426	1,363	1,235	(4.4%)	(9.4%)
OIBDA	1,219	1,351	1,308	10.8%	(3.2%)
OIBDA Margin	24.2%	25.9%	26.6%	1.7 p.p.	0.7 p.p.
Depreciation and amortization	(1,183)	(1,233)	(1,231)	4.2%	(0.1%)
Operating Income	36	118	77	n.m.	(35.4%)
CapEx	558	609	666	9.2%	9.4%
OpCF (OIBDA - CapEx)	662	743	642	12.2%	(13.5%)

Revenues totaled 4,914 million euros in 2013, down 5.7% year-on-year. This decline is partly attributable to the reduction in termination rates. Excluding this impact, revenues would have fallen 3.5% in 2013, with ongoing headwinds coming from customer base repositioning and the acceleration of declines in SMS revenues. Handset revenues decreased by 1.4% year-on-year in 2013 explained by the increasing share of attractive affordable handsets in the market, including selective bundle offers of selected smartphones with high value mobile data tariffs.

•

Mobile service revenues stood at 2,989 million euros in 2013, a year-over-year decrease of 5.2%. Excluding the impact of the reduction in termination rates, mobile service revenues would have fallen by 1.5% year-on-year in 2013, mainly as a result of the rise in tariff renewals in the customer base and the lower contribution of revenues from incoming SMS traffic, which were not offset by the growth in data revenues. Telefónica Germany continued to monetize its data revenues with an increase in non-P2P SMS data revenue of 21.7% during the year, accounting for 67% of total data revenue (+10 percentage points year-on-year). As a result, mobile data revenues in 2013 increased 3.7% year-on-year to account for 48% of mobile service revenues (+4 percentage points year-on-year).

•

Fixed telephony revenues shrank 9.4% year-on-year in 2013, to 1,235 million euros despite the increasing adoption of VDSL. This is mainly the result of the decline in DSL customer base (mitigated by an increasing uptake of VDSL) and a further reduction of revenues from the low margin voice transit business.

ARPU decreased by 7.9% year-on-year in 2013, mainly as a result of the reduction in mobile termination rates. Excluding this impact, ARPU declined 4.3% in 2013 on the back of tariff migrations, acceleration of the decrease in SMS volumes and an increasing share of discounted online channel activities, which was partly offset by the increasing demand for mobile data services.

Voice ARPU decreased by 14.9% year-on-year in 2013, mainly as a result of the regulatory (Roaming and interconnection rate impact). Data ARPU grew 0.7% year-on-year, as a result of the increased penetration of mobile broadband and the greater uptake of integrated tariffs by the customer base, despite the negative impact of lower SMS volumes.

Telefónica Germany
	2011	2012	2013	% Var 11/12	% Var 12/13
Traffic (million minutes)	27,993	29,519	30,152	5.5%	2.1%
ARPU (EUR)	13.6	13.8	12.7	0.9%	(7.9)%
Prepay	5.7	5.5	5.1	(3.0)%	(6.8)%
Contract	21.9	21.5	19.4	(1.6)%	(9.8)%
Data ARPU (EUR)	5.6	6.2	6.2	9.3%	0.7%
% rev. non-SMS over data revenues	50.4%	56.7%	66.5%	6.3 p.p.	9.8 p.p.

Mobile voice traffic showed year-on-year growth of 2.1%, derived from the growth in the contract customer base.

Total expenses amounted to 3,775 million euros in 2013, decreasing 3.8% year-on-year. The breakdown by component is as follow:

•

Supplies expenses amounted to 1,958 million euros and decreasing 8.1% year-on-year, mainly driven by a reduction in mobile voice and SMS interconnection expenses and lower costs associated with the fixed business offsetting, which more than offset the higher costs from handsets sold in the period.

•	Personnel expenses amounted to 419 million euros in the year and decreased 9.9%.

•

Other expenses were 1,398 million euros in 2013, increasing by 5.4% as a consequence of increase in commercial costs mainly related to customer retention and promotions made at the end of the year, which more than offset efficiency gains in overhead and advertising spending.

OIBDA stood at 1,308 million euros in 2013, registering a decline of 3.2% due to the decrease in mobile service revenues and higher commercial investments and specific hardware promotions with respect to high value tariffs which more than offset capital gains obtained from the sale of assets for the amount of 76 million euros (46 million euros of fiber assets and 30 million euros of the related hosting business, Telefónica Online Services).

2012 results

Total revenues rose 3.5% year-on-year to 5,213 million euros in 2012, primarily due to strong mobile revenues. Mobile services revenues increased by 7.0% year-on-year in 2012, drawing from the expanded contract customer base and the success of limited-use data rates. As a result, the 30.7% year-on-year growth in non-PAP SMS data revenues continued to drive total data revenues. Mobile data revenues were up 16.1% compared to 2011, representing 44% of mobile service revenues (up 3 p.p. year-on-year).

Revenue from the fixed line service fell 4.4% from 2011 to 2012, due mainly to the decrease in fixed broadband accesses.

Total ARPU was up 0.9% in 2012. Voice ARPU decreased 5% year-on-year; however, this decrease was offset by the strong data ARPU (up 9.3% compared to 2011), drawing from the greater share in mobile broadband and the increased adoption of integrated rates among the customer base. Mobile voice traffic rose 5.5% over the course of the year, underpinned by growth in the contract customer base.

Total expenses amounted to 3,922 million euros in 2012, increasing 1.2% year-on-year: The breakdown by components is as follows:

•

Supplies expenses amounted to 2,131 million euros in 2012 and increased 4.1% year-on-year mainly driven by the increase in handset costs (mainly due to smartphone sales through “O2 My Handy”) and mobile interconnection expenses.

•

Personnel expenses amounted to 465 million euros in the year, an increase of 6.3% mainly due to general increase in salaries from July 1, 2012, the change in the mix of our employee base towards the commercial areas, overtime payment and higher level of activity across the business made towards the end of the year.

•

Other expenses were 1,327 million euros in 2012 and decreased by 4.7% with savings in administration expenses, bad debts and advertising compensating increases in network costs and higher commercial activity through partner channels.

OIBDA rose 10.8% to 1,351 million euros in 2012, as a consequence of growth in mobile service revenues boosted by data revenue growth, combined with cost control as total operating expenses were nearly flat year-on-year. Supplies growth was driven by an increase in handset costs (higher commercial activity) and mobile interconnection expenses, personnel expenses increased due to general increase in salaries, and network costs also increased, partially offset by a decrease in other expenses with savings in administration expenses, bad debts and advertising costs.

TELEFÓNICA BRAZIL

Accesses
Thousands of accesses	2011	2012	2013	% Var 11/12	% Var 12/13

Fixed telephony accesses (1)	10,977.4	10,642.7	10,747.8	(3.0)%	1.0%
Internet and data accesses	3,942.6	3,964.3	4,102.0	0.6%	3.5%
Narrowband	214.5	137.9	92.1	(35.7)%	(33.2)%
Broadband (2)	3,648.0	3,748.4	3,936.7	2.8%	5.0%
Other (3)	80.0	78.1	73.2	(2.5)%	(6.2)%
Mobile accesses	71,553.6	76,137.3	77,240.2	6.4%	1.4%
Pre-Pay	55,438.1	57,335.1	53,551.9	3.4%	(6.6)%
Contract	16,115.5	18,802.2	23,688.3	16.7%	26.0%
Pay TV	698.6	601.2	640.1	(13.9)%	6.5%
Final Clients Accesses	87,172.1	91,345.4	92,730.0	4.8%	1.5%
Wholesale Accesses	28.0	24.4	18.8	(13.0)%	(22.8)%

Total Accesses	87,200.1	91,369.8	92,748.9	4.8%	1.5%

(1)	PSTN (including public use telephony) x1; ISDN basis access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use and total fixed wireless accesses.
(2)	Includes ADSL, fiber optic, cable modem and broadband circuits.
(3)	Remaining retail circuits other than broadband.

In 2013, Telefónica Brazil strengthened its competitive positioning in the market; reinforcing its leadership in high value segments of the mobile market through ongoing service innovation and differential coverage and network quality and in the fixed market through a renewed commercial offer and deployment of the fiber network.

In the fixed business, in addition to the fiber network in Sao Paulo, Telefónica Brazil also continued to develop Fixed Wireless technology, which enables fixed services to be offered in areas where the copper network has not been rolled out. With the aim of strengthening its portfolio and broadband services, Telefónica Brazil has also re-launched “Vivo Internet Box”, which provides mobile internet associated with a WiFi modem with a capacity of up to 40 GB. In the second half of the year, Telefónica Brazil undertook a commercial repositioning in Pay TV.

Innovative services continued to be rolled out, such as the new mobile generation network deployment of both 3G and 4G, which was launched in the second quarter of 2013 and covered 73 cities and the launch of “Multivivo”, a product which allows data and/or voice to be shared between several devices and that already had 1.4 million users at year end.

Results
Millions of euros				% Var 11/12		% Var 12/13
Telefónica Brazil	2011	2012	2013	€	LC	€	LC
Revenues	14,326	13,618	12,217	(4.9%)	2.3%	(10.3%)	2.2%
Wireless Business	8,437	8,573	8,092	1.6%	9.4%	(5.6%)	7.5%
Service revenues	8,014	8,167	7,608	1.9%	9.7%	(6.8%)	6.1%
Wireline Business	5,890	5,045	4,125	(14.4%)	(7.8%)	(18.2%)	(6.8%)
OIBDA	5,302	5,161	3,940	(2.7%)	4.8%	(23.7%)	(13.0%)
OIBDA Margin	37.0%	37.9%	32.3%	0.9 p.p.		(5.6 p.p. )
Depreciation and amortization	(2,390)	(2,318)	(2,109)	(3.1%)	4.4%	(9.0%)	3.7%
Operating Income	2,912	2,843	1,831	(2.3%)	5.1%	(35.6%)	(26.6%)
CapEx	2,468	2,444	2,127	(1.0%)	6.6%	(13.0%)	(0.9%)
OpCF (OIBDA - CapEx)	2,834	2,717	1,813	(4.1%)	3.2%	(33.3%)	(24.0%)

2013 Results

Revenues totaled 12,217 million euros in 2013, 10.3% less than in 2012 in reported terms. Excluding the effect of exchange rate differences, revenues grew 2.2% year-on-year, mainly due to the strong performance of the mobile business (+7.5%), more than compensating the decline in fixed revenues (-6.8%). 2013 wireless business revenues amounted to 8,092 million euros, down 5.6% in reported terms, although stripping out the effect of exchange rate differences they would have grown 7.5%, boosted by handset sales revenues (+35.4%) due to the higher weight of smartphone sales and the growth of service revenues (+6.1%) due to the growth in outgoing service revenues from both the growth of the customer base and the greater weighting of data revenues partially compensated by the incoming revenues affected by the reduction in mobile termination rates.

Revenues from the fixed business amounted to 4,125 million euros in 2013, down 18.2% in reported terms, although stripping out the effect of exchange rate differences they would have decreased 6.8%, impacted by the reduction in the fixed-mobile retail tariff as well as by intense competition in the fixed broadband and Pay TV businesses.

ARPU grew by 2.3% year-on-year in 2013 due to the improved quality of the customer base and despite the reduction in mobile termination rates and mainly driven by the growth in data.

Telefónica Brazil – Mobile
	2011	2012	2013	% Var LC 11/12	% Var LC 12/13
Traffic (million minutes) (1)	92,081	113,955	115,698	27.4%	1.5%
ARPU (EUR)	10.2	8.9	8.0	(6.4)%	2.3%

(1)	From the third quarter of 2013, duplicated traffic was deleted following the integration of fixed and mobile companies.

Total expenses, which include supplies, personnel expenses and other expenses (mainly subcontract expenses and others) amounted to 8,575 million euros in 2013, 6.5% less than in 2012 in reported terms and 6.5% increase in local currency. The breakdown by components is as follows:

•

Supplies expenses amounted to 3,128 million euros in 2013, increasing 1.6% year-on-year in reported terms and 15.8% in local currency, mainly due to higher content costs and higher site lease costs for the deployment of towers and due to our sale and leaseback.

•

Personnel expenses amounted to 1,036 million euros in the year, down 7.2% year-on-year in reported terms and increasing 5.7% in local currency affected by personnel restructuring costs (51 million euros), and

•

Other expenses amounted to 4,411 million euros in 2013, decreasing by 11.4% versus 2012 in reported terms, with an increase of 0.9% in local currency mainly due to expenses related to customer services, associated with higher commercial activity.

OIBDA totaled 3,940 million euros in 2013, down 23.7% in reported terms, decreasing 13.0% when excluding the effect of exchange rate differences. This performance is partially explained by the sale of non-strategic towers in 2012 resulting in a gain of 445 million euros versus only 29 million euros in 2013. Net of the aforementioned factors, OIBDA would have decreased by 5.5%, losing 2.6 percentage points of margin with respect to 2012.

The increase in revenues in local currency terms was not completely reflected in OIBDA, which was affected by personnel restructuring costs (51 million euros), as well as higher network costs and expenses related to handsets and customer service, associated with higher commercial activity. OIBDA margin stood at 32.3% in reported terms in the full year.

2012 Results

Revenues amounted to 13,618 million euros in 2012, for year-on-year growth of 2.3% in local currency. Revenues from the mobile business came in at 8,573 million euros for the year, up 9.4% in local currency compared to 2011, where service revenues increased at 9.7% in local currency compared to 2011 due to the good evolution of the outgoing revenues boosted by the average customer base growth and the growing weight in data revenues. This was partially offset by the incoming revenue fall (and consequent ARPU decrease) affected by the negative impact of the lower mobile termination rates. Additionally, our customer base in Brazil suffered a drop due to the disconnection of inactive prepay mobile customers in Brazil (1.6 million accesses in the second quarter).

The fixed business reported revenues of 5,045 million euros, down 7.8% in local currency due to lower retail fixed-mobile rates and to steep competition in the fixed broadband and pay TV businesses.

The 6.4% decline in ARPU reflected the reduction in mobile termination rates and growth in accesses amid higher penetration levels.

Total expenses amounted to 9,176 million euros in 2012, decreasing 4.3% in reported terms and increasing 3.0% in local currency affected by reorganization costs, contingencies and commercial and integration costs that offset the tariff reduction. The breakdown by components is as follows:

•

Supplies expenses amounted to 3,079 million euros in 2012, decreasing 11.4% year-on-year in reported terms and 4.6% in local currency, mainly driven by lower interconnection costs affected by the tariff reduction of the mobile termination costs.

•

Personnel expenses amounted to 1,116 million euros in the year, an increase of 0.8% in reported terms and 8.5% in local currency, mainly due to the restructuring costs generated during the first quarter of the year and to work-related contingencies.

•

Other expenses reached 4,981 million euros in 2012, decreasing by 0.5% in reported terms and increasing 7.1% in local currency as a consequence mainly of higher commercial expenses related with customer attention, loyalty and acquisition of new clients and the integration of the two companies under the “VIVO” brand and, in to a lesser extent, higher network and maintenance costs.

OIBDA stood at 5,161 million euros in 2012, up 4.8% in local currency driven by mobile revenues growth, which was partially offset by a decrease in fixed voice revenues as well as increased expenses due to higher personnel costs coming from the internalization of contractors and workforce restructuring expenses and the increase of external services costs, associated to a higher commercial activity. On the other hand, OIBDA was positively affected by the recognition of 445 million euros in other income derived from the sale of non-strategic assets, compared to 187 million euros in 2011. The overall OIBDA margin was 37.9%, a 0.9 percentage points improvement on 2011.

TELEFÓNICA HISPANOAMERICA

Accesses
Thousands of accesses	2011	2012	2013	%Var 12/11	%Var 13/12
Fixed telephony accesses (1)	12,983.3	13,510.7	13,778.5	4.1%	2.0%
Internet and data accesses	4,301.6	4,768.2	5,137.7	10.8%	7.8%
Narrowband	90,1	71.2	33.4	(20.9%)	(53.1%)
Broadband (2)	4,181.0	4,667.0	5,074.9	11.6%	8.7%
Other (3)	30.5	30.0	29.4	(1.9%)	(1.9%)
Mobile accesses	94,747.3	100,458.2	107,266.9	6.0%	6.8%
Prepay	75,652.2	79,806.4	84,524.1	5.5%	5.9%
Contract	19,095.1	20,651.8	22,742.7	8.2%	10.1%
Pay TV	1,559.1	1,825.7	2,133.5	17.1%	16.9%
Final Clients Accesses	113,591.4	120,562.6	128,316.6	6.1%	6.4%
Wholesale Accesses	22.8	22.7	22.7	(0.8%)	0.2%

Total Accesses	113,614.2	120,585.3	128,339.3	6.1%	6.4%

Note:

(1)	PSTN (including public use telephony) x1; ISDN basis access x1; ISDN primary access; 2/6 access x30. Includes the Group’s accesses for internal use and total fixed wireless accesses.
(2)	Includes ADSL, fiber optic, cable modem and broadband circuits.
(3)	Remaining retail circuits other than broadband.

Estimated total market penetration in Hispanoamérica at the end of December 2013 was 106.7% (+2.7 percentage points year-on-year).

Mobile accesses reached 107.3 million at year end (+6.8% year-on-year growth), with notable growth in accesses in the contract segment (+10.1%) and despite the impact of the application of more restrictive criteria in the calculation of the number of customers for the prepay segment (+5.9%). Contract accesses represented 21% of total mobile accesses and totaled 22.7 million. The continued growth in mobile broadband accesses is noteworthy, reaching 23.1 million at year end (increasing year-on-year 56%) leveraged on the strong demand for smartphones, whose access base grew 70% year-on-year and increased its weight by 9 percentage points over the entire mobile access base. Net additions stood at 6.8 million for the year with 2.1 million new accesses in contract in 2013 (+34% year-on-year).

Traffic grew by 12.1% year-on-year, with year-on-year growth reported in all the countries in the region.

ARPU growth year-on-year was 7.2%, despite the reduction of mobile termination rates. Outgoing ARPU posted year-on-year growth of 4.7% driven by non-SMS data and the growth in voice traffic.

Total accesses in the fixed line business reached 21 million in December 2013, growing year-on-year by 4.7%. Traditional business accesses stood at 13.8 million, up 2% year-on-year, reflecting the acceleration in the capture of new accesses, with net additions of 268 thousand in the year. Broadband accesses amounted to 5.1 million (year-on-year growth of 8.7%) with net additions of 370 thousand in the year. Thus, broadband accesses represented 37% of traditional business accesses, increasing 2 percentage points year-on-year. Pay TV accesses stood at 2.1 million, with year-on-year growth of 16.9%, with net additions of 308 thousands in the year.

Results
Millions of euros				% Var 12/11		% Var 13/12
Telefónica Hispanoamérica	2011	2012	2013	€	LC (*)	€	LC (*)
Revenues	14,460	16,741	16,855	15.8%	11.2%	0.7%	16.1%
Wireless business	10,855	12,724	13,020	17.2%	13.2%	2.3%	19.1%
Service revenues	9,857	11,470	11,510	16.4%	12.2%	0.4%	15.9%
Wireline business	3,999	4,424	4,272	10.6%	7.4%	(3.4%)	7.6%
OIBDA	5,563	5,983	5,531	7.6%	2.7%	(7.6%)	8.6%
OIBDA Margin	38.5%	35.7%	32.8%	(2.7 p.p .)	(2.9 p.p .)	(2.9 p.p .)	(2.3 p.p .)
Depreciation and amortization	(2,372)	(2,762)	(2,524)	16.4%	8.4%	(8.6%)	(2.0%)
Operating Income	3,191	3,221	3,007	1.0%	(1.3%)	(6.6%)	16.8%
CapEx	2,784	2,988	3,118	7.3%	2.5%	4.3%	21.3%
OpCF (OIBDA - CapEx)	2,779	2,995	2,413	7.8%	2.9%	(19.4%)	(4.1%)

(*)	Excluding the effect of hyperinflation in Venezuela.

2013 Results

Telefonica Hispanoamérica revenues in 2013 amounted to 16,855 million euros, with a 0.7% year-on-year growth in reported terms, mainly due to exchange rate differences and the effect of hyperinflation in Venezuela. Stripping out these factors, which reduced growth by 15.2 percentage points, growth would have been 16.1%. This performance reflects the positive performance of mobile service revenues, which rose by 15.9% in the year excluding the impact of exchange rates differences and the effect of hyperinflation in Venezuela (0.4% decrease in reported terms), due to the good performance of data revenue and despite the negative impact of changes in regulations.

This rise was driven by the strong growth of data in the region, reflecting 42.8% of non-SMS data revenues in 2013, excluding exchange rate differences and the effect of hyperinflation in Venezuela (17% in reported terms). Voice revenues dropped 5.2% year-on-year in reported terms but were up 11.6% year-on-year without exchange rate differences and the impact of hyperinflation in Venezuela, due to the sharp increase in traffic and despite the negative impact of changes in regulations.

Revenues from handset sales amounted to 1,510 million euros in 2013 and increased 20.3% in reported terms, despite the impact of exchange rate differences and the effect of hyperinflation in Venezuela. Stripping out these effects, growth would have been 47.4%, growing in all countries in the region as result of the growth in smartphones.

Revenues from the fixed business fell 3.4% in reported terms in 2013 against 2012, affected by exchange rate differences. Excluding this effect, revenues from the fixed business would have increased 7.6% year-on-year.

Total expenses, which include supplies, personnel expenses and other expenses (mainly subcontract expenses and others) stood at 11,562 million euros in 2013, growing 3.3% in reported terms. The change in total expenses is explained by:

•	Exchange rate differences and the effect of hyperinflation in Venezuela (-14.3 p.p.),

•	The sale of non-strategic towers (-0.1 p.p.) and,

•	Contractual changes in the commercial model for selling handsets in Chile (1.5 p.p.).

Excluding these effects, total expenses would have grown 16.2%. The breakdown by components is as follows:

•

Supply costs increased to 4,983 million euros in 2013, an increase of 8.3% year-on-year in reported terms impacted by the exchange rate differences and the effect of hyperinflation in Venezuela (-14.6 p.p.) and contractual changes in the commercial model for selling handsets in Chile (+3.6 p.p.). Excluding both effects, supply costs would have grown 19%. The decline of MTR expenses (net of exchange rate differences and the effect of hyperinflation in Venezuela) did not offset the growth in costs, due to the greater commercial activity in the mobile business, with a higher weight of smartphone sales, and at the fixed unit, with higher content costs associated with the sharp rise in pay TV accesses, and increased expenses associated with the provision of data services.

•

Personnel expenses stood at 1,746 million euros in 2013 (+1.1% year-on-year), growing 17.2% excluding the impact of exchange rates differences and the effect of hyperinflation in Venezuela. This year-on-year growth was mainly due to the impact of inflation in some countries in the region.

•

Other expenses were 4,834 million euros in 2013, declining 0.7% in reported terms, impacted by the exchange rate differences and the effect of hyperinflation in Venezuela (-13.3 p.p.) and the sale of non-strategic towers (-0.2 p.p.). Excluding both effects, other expenses would have grown 13.0%, due to the higher sales commissions and customer service expenses associated with increased commercial activity.

OIBDA stood at 5,531 million in 2013, showing a reported year-on-year decline of 7.6%, impacted by:

•	Exchange rate differences and the effect of hyperinflation in Venezuela (-16.1 p.p.),

•	Contractual changes in the commercial model for selling handsets in Chile (-2.8 p.p.) and,

•	The sale of non-strategic towers (-2.1 p.p.).

Excluding the aforementioned items, OIBDA growth would have been 14.3%.

The OIBDA margin stood at 32.8% for the full year 2013, down 2.9 percentage points year-on-year in reported terms; primarily due to the negative evolution of the exchange rates and lower sales of non-strategic towers in 2013 (11 million euros compared to 139 million euros in 2012).

2012 results

Telefonica Hispanoamérica reported a 15.8% year-on-year increase in revenue to 16,741 million euros in 2012, despite the negative impact (5.0 p.p.) of exchange rate differences and the effect of hyperinflationary adjustments in Venezuela. These figures reflect the strong mobile service revenues generated in the year 2012 (+12.2%), despite the negative impact of changes in regulations.

The mobile broadband business posted a 27% rise in mobile data revenues compared to 2011, accounting for 31.1% of mobile services revenues. The increase in connectivity revenues underpinned growth in non-SMS data revenues (up 44% in the year, accounting for 52.8% of data revenues).

Handset sales revenues increased by 24.1% in local currency term to 1,255 million euros in 2012.

Revenue in the fixed line business was hit by the drop in fixed lines, which outweighed the growth in broadband and TV, with lower ARPUs due to intense commercial activity.

Total expenses in 2012 were 11,196 million euros, an increase of 17.7% in reported terms. Exchange rate differences and the impact of hyperinflation in Venezuela had an impact on total expenses of 745 million euros. Stripping out this impact, the increase would have been 13.2%. The breakdown by components is as follows:

•

Supplies were 4,602 million euros in 2012, up 15.2% in reported terms, due mainly to increased demand for terminals related to the larger share of Smartphone sale, to higher content, digital and data services costs and higher site lease costs for the deployment of towers and due to our sale and leaseback of certain towers.

•	Personnel expenses rose 23.5% in reported terms to 1,727 million euros in 2012, driven mostly by increases in certain countries in the area with high inflation.

•	Other expenses rose 18.1% year-on-year in reported terms to 4,867 million euros in 2012, driven by larger growth in commercial activity and increased spending on customer services.

OIBDA was 5,983 million euros in 2012, for reported year-on-year growth of 7.6% (down 5 p.p. when stripping out the effect of exchange rate differences and hyperinflation in Venezuela). The OIBDA margin was 35.7% for the year, down 2.7 p.p. compared to 2011 in reported terms.

Both OIBDA and the OIBDA margin for 2011 and 2012 reflect the sale of non-strategic towers: 139 million euros in 2012 and 354 million euros in 2011.

In 2012 a number of factors (integration expenses, service interruptions in Argentina, retroactive impact of the new Venezuela labor law, etc.) brought OIBDA down by 54 million euros.

Following a contractual change in the handset sales model in Chile, as from the fourth quarter of 2012, OIBDA was affected by the new accounting treatment given for revenues and expenses formerly linked to a mobile handset sales model involving lease without charge, with a negative impact of 22 million euros in the fourth quarter of 2012.

Key performance indicators

The Group uses a series of indicators in its decision-making which it considers provide a better indication of its performance. These indicators, different from accounting measures, are as follows:

Operating income before depreciation and amortization

Operating income before depreciation and amortization, or OIBDA, is calculated by excluding depreciation and amortization expenses from our operating income in order to eliminate the impact of generally long-term capital investments that cannot be significantly influenced by our management in the short-term. Our management believes that OIBDA is meaningful for investors because it provides an analysis of our operating results and our segment profitability using the same measure used by our management. OIBDA also allows us to compare our results with those of other companies in the telecommunications sector without considering their asset structure. We use OIBDA to track our business evolution and establish operational and strategic targets. OIBDA is also a measure commonly reported and widely used by analysts, investors and other interested parties in the telecommunications industry. OIBDA is not an explicit measure of financial performance under IFRS and may not be comparable to other similarly titled measures for other companies. OIBDA should not be considered an alternative to operating income as an indicator of our operating performance, or an alternative to cash flows from operating activities as a measure of our liquidity.

The following table provides a reconciliation of our OIBDA to operating income for the periods indicated.

Millions of euros	March 31, 2014 (*)	March 31, 2013 (*)
Operating income before depreciation and amortization	3,929	4,567
Depreciation and amortization expense	(2,091)	(2,501)
Operating income	1,838	2,066

(*)	Unaudited information

The following tables provide a reconciliation of OIBDA to operating income for us and each of our business areas for the periods indicated.

March 31, 2014
Millions of euros	Telefónica Spain	Telefónica UK	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other and eliminations	Total Group
Operating income before depreciation and amortization	1,402	404	251	828	1,075	(31)	3,929
Depreciation and amortization expense	(454)	(274)	(292)	(466)	(513)	(92)	(2,091)
Operating income	948	130	(41)	362	562	(123)	1,838

March 31, 2013
Millions of euros	Telefónica Spain	Telefónica UK	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other and eliminations	Total Group
Operating income before depreciation and amortization	1,532	338	294	1,053	1,254	96	4,567
Depreciation and amortization expense	(512)	(242)	(305)	(576)	(649)	(217)	(2,501)
Operating income	1,020	96	(11)	477	605	(121)	2,066

2013
Millions of euros	Telefónica Spain	Telefónica UK	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other and eliminations	Total Group
Operating income before depreciation and amortization	6,340	1,637	1,308	3,940	5,531	321	19,077
Depreciation and amortization expense	(1,903)	(1,016)	(1,231)	(2,109)	(2,524)	(844)	(9,627)
Operating income	4,437	621	77	1,831	3,007	(523)	9,450

2012
Millions of euros	Telefónica Spain	Telefónica UK	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other and eliminations	Total Group
Operating income before depreciation and amortization	6,815	1,602	1,351	5,161	5,983	319	21,231
Depreciation and amortization expense	(2,063)	(995)	(1,233)	(2,318)	(2,762)	(1,062)	(10,433)
Operating income	4,752	607	118	2,843	3,221	(743)	10,798

2011
Millions of euros	Telefónica Spain	Telefónica UK	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other and eliminations	Total Group
Operating income before depreciation and amortization	5,079	1,836	1,219	5,302	5,563	1,211	20,210
Depreciation and amortization expense	(2,088)	(1,051)	(1,183)	(2,390)	(2,372)	(1,062)	(10,146)
Operating income	2,991	785	36	2,912	3,191	149	10,064

Net financial debt and net debt

We calculate net financial debt by deducting the positive mark-to-market value of derivatives with a maturity beyond one year from the relevant balance sheet date and other interest-bearing assets (each of which are components of non-current financial assets in our consolidated statement of financial position), current financial assets and cash and cash equivalents from the sum of (i) current and non-current interest-bearing debt (which includes the negative mark-to-market value of derivatives with a maturity beyond one year) and (ii) other payables (a component of non-current trade and other payables in our consolidated statement of financial position). We calculate net debt by adding to net financial debt those commitments related to workforce reduction. We believe that net financial debt and net debt are meaningful for investors because they provide an analysis of our solvency using the same measures used by our management. We use net financial debt and net debt to calculate internally certain solvency and leverage ratios used by management. Neither net debt nor net financial debt as calculated by us should be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing debt) as a measure of our liquidity.

The following table provides a reconciliation of our net financial debt and net debt to gross financial debt at the dates indicated:

Millions of euro	12/31/2011	12/31/2012	12/31/2013	03/31/2014
Non-current interest-bearing debt	55,659	56,608	51,172	47,422
Current interest-bearing debt	10,652	10,245	9,527	8,609
Gross financial debt	66,311	66,853	60,699	56,031
Other non-current payables	1,583	1,639	1,145	1,108
Other current payables	—	145	99	106
Non-current financial assets (1)	(4,830)	(5,605)	(4,468)	(3,551)
Current financial assets	(2,625)	(1,926)	(2,117)	(3,066)
Cash and cash equivalents	(4,135)	(9,847)	(9,977)	(7,904)

Net financial debt	56,304	51,259	45,381	42,724

Net commitments related to workforce reduction	1,810	2,036	2,270	2,084

Net debt	58,114	53,295	47,651	44,808

(1)	Positive mark-to-market value of derivatives with a maturity beyond one year from the relevant balance sheet date or statement of financial position date and other interest-bearing assets

Recent Developments

The following significant events have occurred since March 21, 2014:

•

On May 6, 2014, Telefónica submitted a binding offer for the acquisition of 56% of the share capital of Distribuidora de Televisión Digital, S.A. (DTS), directly or indirectly owned by Promotora de Informaciones, S.A. (PRISA). On June 2, 2014, after the due process of negotiation, Telefónica’s subsidiary Telefónica de Contenidos, S.A.U. formalized the purchase agreement with Promotora de Informaciones, S. A. (PRISA) The price finally agreed amounts to 750 million euros, subject too customary adjustments at closing. The closing of this purchase agreement is subject to obtaining the relevant authorization of the competition authorities and to the approval of a representative panel of the banks financing PRISA.

•	On May 7, 2014 Telefónica paid a dividend of €0.40 per share in cash corresponding to the second tranche of the 2013 dividend which in total amounted to €0.75 per share.

•

On May 30, 2014 Telefónica’s Annual General Shareholders’ Meeting took place on second call with the attendance, present or represented, of 54.81 % of the share capital. In such meeting, all the resolutions submitted by the Board of Directors for deliberation and vote were approved by majority of votes.

Group-related risks

Worsening of the economic and political environment could negatively affect business.

Telefónica’s international presence enables the diversification of its activities across countries and regions, but entails the need of considering various legislations, as well as the political and economic environments of the countries in which it operates. Any adverse developments or even just uncertainties in this regard, or possible exchange-rate or sovereign-risk fluctuations may adversely affect the business, financial position, cash flows and/or the performance of some of the Group’s economic and financial indicators.

With respect to the economic environment, the Telefónica Group’s business is impacted by overall economic conditions in each of the countries in which it operates. Economic conditions may adversely affect the level of demand of existing and prospective customers, as they may no longer deem critical the services offered by the Group. The main macroeconomic factors that could have an adverse impact on consumption and, accordingly, on the level of demand for our services and finally, on the Telefónica Group’s results, are: the shortage of credit in an environment of adjustment of banks’ balance sheets; the evolution of the labor market; the worsening of consumer confidence, with an increase in savings rates as an immediate consequence; or the needs for greater fiscal adjustment, which would negatively impact on the household income levels and corporate investments, expenses and revenues.

This economic risk might be significant in some European countries which are on the road to recovery but are rebounding more slowly due to financial constraints that must continue to be addressed. According to the European Economic and Financial Affairs Council, the European economy is expected to grow 1.2% in 2014, mainly as a consequence of weak private consumption growth in certain economies. In this region, the Telefónica Group generated 47% of the Group’s total revenues in 2013 (including 22.7% in Spain, 11.7% in the UK and 8.6% in Germany).

Also, the impact of the sovereign debt crisis and the rating downgrades in certain Euro Area countries should be taken into account. Any additional deterioration in the sovereign debt markets, doubts about developments in European projects (e.g. implementation of the banking union project, the results of the European elections or progress towards fiscal integration), as well as further credit restrictions by the banking sector could have an adverse effect on Telefónica’s ability to access funding and/or liquidity which could have a significant adverse effect on the Group’s businesses, financial position, results of operations and cash flows. In addition, the Group’s business may be affected by other possible effects from the economic crisis, including a possible insolvency of key customers and suppliers.

In Latin America, the most important challenge is the exchange-rate risk in Venezuela and Argentina (with a sustained accelerated depreciation of the peso against the U.S. dollar), given the negative impact that a higher than expected depreciation in their currencies could have on cash flows from both countries. The economic outlook for the entire region suggests that growth rates will remain stable at around 3%, supported by solid domestic demand fundamentals. The international scenario, despite being not so favorable as in the past periods, will remain to have a relatively benign impact on the region, except for, among others, potential periods of volatility linked to the evolution of the developed financial markets (especially long-term interest rates in the United States affected by the U.S. Federal Reserve’s intervention that are not discounted in the market), a greater than envisaged economic slowdown in Asia (a key region for Latin America), and the slow progress being made with structural reforms projects in the majority of these countries which limits potentially higher growth rates. The most significant internal macroeconomic risk factors in the region would be the very high inflation rates in Venezuela and Argentina that could lead to economic stagnation in these countries, the delicate situation of Venezuela’s public finance, and the deterioration in the external accounts of countries such as Argentina, Brazil, Chile and Peru; though with very different funding outlooks for the latter three (favorable) than the first.

In relation to the political environment, the Group’s investments and operations in Latin America could be affected by a series of risks related to economic, political and social factors in these countries, collectively denominated “country risk”. On this point, approximately 15% of our revenues in the telephony business are generated in countries that do not have investment grade status (in order of importance Venezuela, Argentina, Ecuador, Guatemala, Nicaragua, El Salvador and Costa Rica), and other countries are only one notch away from losing this threshold. Also note that despite clear improvements in Brazil, recent announcements by the ratings agencies considering a possible downgrading of its credit rating could, depending on the extent of the downgrading, result in strong exchange-rate volatility due to an outflow of investments, especially strong in fixed-income.

Among the factors included in the concept of “country risk”, we highlight:

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government regulation or administrative polices may change unexpectedly, including changes that modify the terms and conditions of licenses and concessions and their renewal (or delay their approvals) which could negatively affect the Group’s interests in such countries;

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abrupt exchange-rate fluctuations mainly due to situations of high levels of inflation and “twin deficits” (in public finance and the external sector) with the resulting exchange-rate overvaluation. This movement could lead a strong exchange-rate depreciation in the context of a floating exchange rate regime, to a significant devaluation off the back of abandoning fixed exchange rates regimes, or to the introduction of varying degrees of restrictions on capital movement. For example, in Venezuela, the official U.S. dollar to bolivar fuerte exchange rate is established by the Central Bank of Venezuela and the Minister of Finance, with an alternative market for attracting foreign currency through the Sistema Complementario de Administración de Divisas (SICAD) fortnightly auctions. Additionally, the acquisition of foreign currencies by Venezuelan or Argentinian companies (in some cases) to pay foreign debt or dividends is subject to the pre-authorization of the relevant authorities. Also, the Argentinean peso is following a sustained accelerated depreciation against the U.S. dollar;

•	governments may expropriate or nationalize assets, or make adverse tax decisions, or increase their participation in the economy and in companies;

•	economic-financial downturns, political instability and civil disturbances may negatively affect the Telefónica Group’s operations in such countries; and

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maximum profit margins limits may be imposed in order to limit the prices of goods and services through the analysis of cost structures. Thus, in Venezuela, a maximum profit margin has been introduced that will be set annually by the Superintendence for Defense of Socioeconomic Rights.

The Group’s financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates, interest rates or financial investment risks.

At December 31, 2013, 71% of the Group’s net debt (in nominal terms) had its interest rates fixed over a year, while 23% was denominated in a currency other than the euro.

To illustrate the sensitivity of financial expenses to a change in short-term interest rates at December 31, 2013: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica has a financial position at that date would lead to an increase in financial expenses of 118 million euros, (ii) whereas a 100 basis points decrease in interest rates in all currencies except the euro, dollar and the pound sterling (these to zero rates in order to avoid negative rates), would lead to a reduction in financial expenses of 55 million euros. These calculations were made assuming a constant currency and balance position equivalent to the position at that date and bearing in mind the derivative financial instruments arranged.

According to the Group’s calculations, the impact on results and specifically changes in the value of a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies against the euro would result in exchange losses of 42 million euros, primarily due to the weakening of the bolivar fuerte and, to a lesser extent, the Argentinean peso. These calculations had been made assuming a constant currency position with an impact on profit or loss at December 31, 2013 including derivative instruments in place.

The Telefónica Group uses a variety of strategies to manage this risk, mainly through the use of financial derivatives, which themselves are also exposed to risk, including counterparty risk. Furthermore, the Group’s risk management strategies may not achieve the desired effect, which could adversely affect the Group’s business, financial condition, results of operations and cash flows.

Existing or worsening conditions in the financial markets may limit the Group’s ability to finance, and consequently, the ability to carry out its business plan.

The performance, expansion and improvement of the Telefónica Group’s networks, the development and distribution of the Telefónica Group’s services and products, the development and implementation of the Company’s strategic plan, as well as the development and implementation of new technologies or the renewal of licenses require a substantial amount of financing.

The performance of financial markets in terms of liquidity, cost of credit, access and volatility, continues to be overshadowed by persisting uncertainty regarding certain factors such as the pace of economic recovery, the health of the international banking system and the concerns regarding the burgeoning deficits of some European countries. The worsening international financial market credit conditions caused by some of these factors could make it more difficult and more expensive to refinance existing financial debt or arrange new debt if necessary, and more difficult and costly to raise funds from our shareholders, and may negatively affect the Group’s liquidity. At December 31, 2013, gross financial debt scheduled to mature in 2014 amounted to 9,214 million euros (which includes: (i) the net position of derivative financial instruments, certain current payables and (ii) 582 million euros of notes with an option of early repayment and no contractual obligation to be repaid), and gross financial debt scheduled to mature in 2015 amounted to 6,802 million euros. Despite having covered gross debt maturities of 2014 and 2015 by available cash and lines of credit at December 31, 2013, possible difficulties to maintain the current safety margin, or the risk that this could be significantly and unexpectedly exhausted, could force Telefónica to use resources allocated for other investments or commitments for payment of its financial debt, which could have a negative effect on the Group’s businesses, financial position, results of operations or cash flows.

Although the Group maintains liquidity coverage on 24-month maturities, obtaining financing on the international capital markets could also be restricted, in terms of access and cost, if Telefónica’s credit ratings are revised downwards, either due to lower solvency or operating performance, or as a result of a downgrade in the rating for Spanish sovereign risk by rating agencies. Any of these situations could have a negative impact on our ability to deal with our debt maturities.

Moreover, market conditions could make it harder to renew existing undrawn credit lines, 10% of which, at December 2013, initially mature prior to December 31, 2014.

Risks related to the Group’s industry

The Group operates in a highly regulated industry which requires government concessions for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.

The telecommunications sector is subject to laws and regulations in different countries, and additionally, many of the services provided require the granting of a license, concession or official approval, which usually requires certain obligations and investments to be made, such as those relating to spectrum availability. Among the main risks of this nature are the spectrum and licenses/concessions, rates, universal service regulation, fiber networks, privacy, functional separation of businesses and network neutrality.

Thus, as the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to administrative bodies decisions, such as economic fines for serious breaches in the provision of services and, eventually, revocation or failure to renew these licenses, authorizations or concessions, or the granting of new licenses to competitors for the provisions of services in a specific market.

The Telefónica Group pursues its license renewal in the terms referred in their respective contractual conditions, though it cannot guarantee that it will always complete this process successfully or under the most beneficial terms for the Group. In many cases complying with certain obligations is required, including, among others, minimum specified quality standards, service and coverage conditions and capital investment. Failure to comply with these obligations could result in the imposition of fines, revision of the contractual terms, or even the revocation of the license, authorization or concession. Additionally, the Telefónica Group could be affected by regulatory actions carried out by the antitrust authorities. These authorizations could prohibit certain actions, such as new acquisitions or specific practices, create obligations or lead to heavy fines. Any such measures implemented by the competition authorities could results in economic and/or reputational loss for the Group, in addition to a loss of market share and/or in harm to the future growth of certain businesses.

Regulation of spectrum and government concessions:

The “Digital Single Market” package of measures is currently being amended by the European Parliament to include important measures affecting, inter alia, spectrum regulation. Although these measures are not yet final, they could have significant implications as they include new provisions on secondary markets, criteria to apply at auctions, renewals and terms of licensees, etc.

In 2015/2016, in Germany, it is expected that frequencies in the 900/1800 MHz band licenses, expiring at the end of 2016, will be renewed. The German regulator has adopted a proposal decision envisaging an auction of spectrum in the 900 MHz, 1800 MHz, 700 MHz and 1500 MHz bands. Furthermore, it is proposed, for operators holding 900 MHz GSM band licenses, the reservation of 2X5 MHz in this band. The aforementioned reservation entails a 99% population coverage obligation. Moreover, European and National regulators are reviewing the implications of the merger of Telefónica Germany and E-Plus, and any potential remedies or conditions. Remedies could affect the spectrum finally available. In Spain, it is expected that the previously auctioned frequencies in the 800 MHz band from the digital dividend, will be allocated on January 1, 2015. For its part, in the UK a significant increase in the annual license fees charged for the use of the spectrum in 900 and 1800 MHz band has been proposed by the regulator Ofcom and a decision is under discussion, which outcome is uncertain.

Main allocation criteria for the 700 MHz band (Digital Dividend II) will be defined in coming years in Europe. This could involve facing new cash outflow ahead of schedule (the most likely scenario is currently seen as to have this spectrum between 2018 and 2021).

In Latin America, spectrum auctions will take place entailing potential outflows to obtain new licenses or to meet the coverage requirements associated with these licenses. Specifically, the following procedures are in progress or expected to take place in 2014:

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Brazil: Auction of the 700 MHz band. Allocation of frequencies in the 700 MHz band for fixed-line and mobile telephone and broadband services has been approved. A public consultation for the auction conditions draft has been launched by Anatel. This draft approaches some important matters, such as the obligations, for the winning bidders, to afford the costs of spectrum cleaning, the costs of digitalization of television channels and the costs of distribution of digital equipment to low-income families. Simultaneously, Anatel has also launched a public consultation to regulate the coexistence of mobile services and television services in 700MHZ.

•	Ecuador: Negotiations underway to obtain additional frequencies in the 1900 MHz band.

•	El Salvador: The auction of one block in the 1900 MHz band and another in the AWS band has been postponed, although this issue might be resolved in the coming months.

•	Venezuela: Auction in the AWS band (1710-2170 MHz frequencies) and in the 2.5 GHz band, has been suspended.

•	Argentina: Argentina’s government plans to auction high-speed wireless licenses later this year 2014 in the AWS and 700 MHz bands.

On the other hand, in Colombia the ICT Ministry issued a Resolution on 27 March 2014 to renew 850 MHz/1900 MHz licenses for 10 additional years. The issue of the reversion of assets will be discussed during the liquidation of the concession contract, considering the terms of the contract and the review of the Constitutional Court about the Law 422 de 1998, which established the reversion only of the frequencies. In Peru, an application for partial renewal of the concessions for the provision of the fixed-line service for another five years has been made, although assurance has been given that the concession will remain in force until November 2027. Also, a new law has been enacted establishing mobile virtual network operator (MVNOs) and Rural Mobile Infrastructure Operators (RMIOs) in the Peruvian market. In Mexico, it is envisaged, in development of the constitutional reform enacted due to the “Pact for Mexico” political initiative, the creation of a wholesale network publicly owned which will offer wholesale services in the 700 MHz band, the funding and the marketing model of this project have not been determined at present.

On the other hand, Telefonica Chile was awarded spectrum on the 700 MHz band in March 2014. On March 27, Telefonica signed in Panama the renewal contract, paying 108 Million USD, granting the use of spectrum for 20 additional years from February 5, 2016 to February 4, 2036. Telefónica UK was awarded two 10 MHz blocks of spectrum in the 800 MHz band in 2013 to roll out a national 4G network. In Spain, the following license extensions have been granted: in the 900 MHz band, 4 MHz from July 2025 to December 2030 and 1 MHz from February 2015 to December 2030, likewise, in the 1800 MHz band a 20 MHz license has been extended from 2028 to December 2030. Moreover, in 2013, Telefónica also obtained spectrum licenses in Uruguay (2x5 MHz in the 1900 MHz band), Colombia (30 MHz in the AWS band) and Peru (20+20 MHz in the 1700 MHz band). In 2013 Telefónica Brazil requested the amendment of the Terms of its Authorization for the “L” band in order to relocate the blocks of radiofrequencies. Currently, the “L” band is located in the 3G radiofrequencies (1.9/2.1GHz). The notice of the “L” band provided for such relocation and the request ensured a more efficient use of the spectrum for Telefónica Brazil. CapEx associated with the new spectrum in 2013 amounted to 1,224 million euros.

In 2012, Telefónica Ireland was awarded spectrum in the 800, 900 and 1800 MHz bands. In Brazil, Telefónica was awarded a block of the 2500 MHz “X” band (20+20 MHz), including the 450 MHz band in certain states. In the spectrum auction, Telefónica Brazil had to compensate the former licensees of this bandwidth, used for multichannel multipoint distribution services. The other operators also awarded spectrum shall, in turn, compensate Telefónica Brazil. Part of these compensation requirements is being legally contested. In Venezuela, the concession agreement between Telefónica Venezolana and the Regulator for an additional 20 MHz in the 1900 MHz band was executed. Telefónica Móviles Chile, S.A. was awarded radiofrequencies for 4G technology in the 2.6 GHz band (2x20 MHz), and in Nicaragua Telefónica was granted 36 MHz in the 700 MHz band.

The failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions discussed above or any others in which it operates or its capacity to assume the related costs, could have an adverse impact on its ability to launch and provide new services and on the Company’s ability to maintain the quality of existing services, which may adversely affect the Group’s financial condition, results of operations and cash flows.

Regulation of wholesale and retail charges:

In terms of roaming, the regulated “Eurotariffs” will be reduced in July 2014, as per the Regulation approved in 2012. The structural roaming solutions which could lead to a price decrease in the intra-European Union roaming services, will also take effect in July 2014. Furthermore, the packet of “Digital Single Market” measures mentioned above also includes a proposal to eliminate European Union roaming charges in July 2016 (the European Parliament has brought forward the “end of roaming” to 15 December 2015) as well as international charges.

The decreases in wholesale mobile network termination rates in Europe are also noteworthy. In the UK, wholesale mobile network termination rates have been reduced to 0.845 pence/minute from April 1, 2014 (representing a 0.3% reduction compared to the previous rates), while the termination rate in Germany was set at 0.0179 euro/minute as from December 31, 2013 (3.24% lower than the previous termination rates). The European Commission has requested that the German regulator withdraw or amend its latest decision on mobile termination rates. There is a risk that the European Commission will initiate infringement proceedings against Germany, and rates may be further reduced. In Spain, the schedule for reducing mobile network termination rates has reached the target rate (0.0109 euro/minute) in July 2013, representing close to 61% lower than the wholesale prices in force until that date. As from July 2013, the target price reached will remain in force until new target prices are set. The Spanish regulator has yet to make its decision on this matter. Based on a High Court ruling in Ireland, a mobile termination rate of 0.026 (euro/minute) was provisionally imposed (more favorable than the figure initially proposed by the regulator), applicable from July 1, 2013 (representing 29.35% lower the previous termination rates). The Irish regulator is also developing a more adverse cost model based on long-run incremental cost (LRIC) price calculation, which is expected to be announced in July 2014.

Also, in Latin America, there are moves to review mobile termination rates leading to these being reduced. Thus, for example, developments in Mexico are among the most relevant, where the Federal Institute of Telecommunications (IFT) has declared “America Movil Group” a dominant operator in the telecommunications market and as a result of that, on 26 March 2014 it introduced, among other, special regulations on asymmetric interconnection rates, however such secondary telecommunications laws have not yet been approved. The Company’s competitive position may benefit to a greater or lesser extent depending on the scope of these measures. Telefónica México has filed an administrative appeal against the 2011 resolutions of the Federal Telecommunications Commission of México (Cofetel) regarding mobile network termination rates (representing a 61% reduction compared to the previous rates). As of today, no ruling has been made on this appeal. Once these appeals have been concluded, the rates applied may be further reduced retroactively. As of today, Cofetel has not approved the termination rates for 2012, 2013, or 2014.

In Brazil, in October 2011, the regulator (ANATEL) approved the fixed-mobile rate adjustment regulation, which provides a progressive reduction of these rates until 2014 through a reduction factor, which will be deducted from the inflation, and implying a reduction of approximately 29% in 2012-2014. However, the Plano Geral de Metas de Competição (PGMC) of the end of 2012 extended application of the reduction to 2015 and amended the rates for 2014 and 2015 (75% of the 2013 rate in 2014 and 50% of the 2013 rate in 2015). A draft law has been prepared in Brazil to abolish the basic telephony service monthly fee. “Price protection” practices (reimbursement of price differences of a product to customers if this falls within a relative short period of time) may also have a negative effect, both in economic and image terms.

In Chile, a process to set new fixed-line termination charges is ongoing. A Tariff Decree has been issued for mobile networks covering the 2014-2019 five-year period. The new Tariff Decree entered into effect on January 25, 2014 and implies a reduction of 73.4% with respect to the previous rates. In Ecuador the rate-related risks also concern a reduction in rural and urban telephony charges, a reimbursement of top-up balances, as well as rounding to the nearest minute.

The implementation of the Enabling Act (Ley Habilitante) in Venezuela also confers full powers to the President to implement price control measures, and it is therefore expected that it will not be possible to raise Movistar retail rates in line with high Venezuela inflation. In relation to mobile termination rates with the national operator of reference, these have been reduced 6% compared to the previous rates.

In Peru, the previously applicable rate was reduced by 24.24% in October 2013.

In Colombia, a decision was adopted establishing a gradual reduction for termination mobile rates. Regarding the termination model for time, the reduction for 2014 is 19.8 % and 24.6% for 2015. For the capacity model the reduction will be 10.9% for 2014 and 12.3% for 2015. In relation with fix networks (for extended local networks) the reduction will be 50% for 2014 and 100% for 2015. The OECD has recommended additional reductions for termination mobile rates and the regulator is expected to present a project in the third quarter of 2014.

Regulation of universal services:

The European Commission on its formal obligation to review the Universal Service Directive will launch a public consultation whose objective will be to modify the scope of their obligations and include, at a European level, far higher broadband speeds than are currently provided. Depending on the terms set forth in the new regulation, implementation at a local level could lead to higher costs for both the universal service provider and the operators forced to finance the Universal Service.

The regulator in Brazil has modified the universal service targets. This represents a risk on the Company’s positive balance resulted from the fulfilment of 2003 universal service targets, whose implementation was less costly than the initially established targets, leaving a positive balance for the Company.

The new requirements that cause this positive balance could apply until 2025, and extend beyond on issues such as, for example, rural telephony services and the expansion of the backhaul network. Rural telephony services are another risk in Brazil given the obligations arising from the switched fixed-line telephone services model and the obligations to provide mobile coverage in certain rural areas of the country.

Regulation of fiber networks:

It is expected that in 2014 the Spanish National Competition Authority (Comisión Nacional de los Mercados y la Competencia) will carry out a consultation and decide on regulatory obligations for broadband market regulation in Spain. New regulation will apply to NGN (Next Generation Networks) for, at least, three years. This could increase Telefónica’s regulatory obligations in Spain.

Regulations on privacy:

In Europe, a new Data Protection Regulation is in the European legislative process which, as of Today, is not expected to end before the fourth quarter of 2014. This could lead to certain critical provisions laid down in the current draft of the Regulation (presently under debate) being worded in such a way that stops or hinders Telefónica from launching some services, that focus on the processing of personal data.

In Brazil, triggered by the approval of Civil Rights Framework for Internet Governance, which provides some generic rules about data protection, it is believed that, soon, new regulation on data protection will be launched, which would make the use of personal data of telecom services users difficult.

Regulation of functional separation:

The new principles established in Europe’s common regulatory framework, adopted in 2009 and transposed in the national legislation of each Member State in which Telefónica operated during 2011 and 2012, could result in greater regulatory pressure on the local competitive environment. Specifically, this framework supports the possibility of national regulators, in specific cases and under exceptional conditions, forcing operators with significant market power and vertically-integrated operators to separate their wholesale and retail businesses at a functional level. They would therefore be required to offer equal wholesale terms to third-party operators that acquire these products.

Regulation of network neutrality:

In Europe, application of the current regulatory framework means that it is likely that during 2014, the Body of European Regulators for Electronic Communications (BEREC) and national regulators will strengthen their supervision of operators with regard to blocking of access, discrimination of applications or Internet service quality. The European Parliament and the Council are simultaneously debating the draft of the European Digital Market Regulation proposed by the European Commission, in particular concerning network neutrality, network management or differentiation of Internet access service characteristics. All of them are aspects of great importance that have a direct impact on potential business models that can be developed in the future.

Presently we have countries where net neutrality has already been ruled, such as Chile, Colombia, Peru and more recently Brazil, but this remains a live issue and with varying degree of development in the other countries. In Germany, the Economy Minister published a draft law on 20 June 2013 to regulate neutrality, especially with regard to blocking and discrimination of content and Internet services. The text is pending approval possibly in 2014.

If changes to regulation such as those described above, or otherwise, occur in the various jurisdictions where the Telefónica Group operates, it could have a material adverse effect its business and results of operations.

Customers’ perceptions of services offered by the Company may put it at a disadvantage compared to competitors’ offerings.

Customers’ perceptions of the services and products offered are critical to operating in highly-competitive markets. The ability to predict and respond to the changing needs and demands of customers affects the Company’s competitive position relative to other technology sector companies, and its ability to extract the value generated during this process of transformation. Failure to do so appropriately could have an adverse impact on the Group’s financial condition, results of operations and cash flows.

Company may not be able to adequately foresee and respond to technological changes and sector trends.

In a sector characterized by rapid technological change, it is essential to be able to offer the products and services demanded by the market, and consider the impacts of changes in the life cycle of technical assets, finely adjust margins, and select the right investments to make.

The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, as a consequence of both characteristics, it is subject to the effects of actions by competitors in these markets and to its ability to anticipate and adapt to constant technological changes taking place in the industry.

To compete effectively in these markets, the Telefónica Group needs to successfully market its products and services and respond to both commercial actions by competitors and other competitive factors affecting these markets, anticipating and adapting promptly to technological changes, changes in consumer preferences and general economic, political and social conditions. Failure to do so appropriately could have an adverse impact on the Group’s financial condition, results of operations and cash flows.

New products and technologies arise constantly, while the development can render obsolete the products and services the Telefónica Group offers and the technology it uses. This means that Telefónica must invest in the development of new products, technology and services so it can continue to compete effectively with current or future competitors, and which may result in the decrease of the Group’s profits and revenue margins. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are deriving from mobile Internet and connectivity services that are being launched. Research and development costs amounted to 1,046 million euros and 1,071 million euros in 2013 and 2012, respectively, representing 1.8% and 1.7% of the Group’s consolidated revenue, respectively. One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, e.g. Internet speed of up to 100MB or HD television services. However, substantial investment is required to deploy these networks, which entails fully or partially substituting copper loop access with optic fiber. An increasing demand for the capabilities offered by these new networks to end users exist, however, the high level of the investments requires a continuous analysis of the return on investment.

The explosion of the digital market, and entry of new players in the communications market, such as Mobile Virtual Network Operators (MVNOs), Internet companies or device manufacturers, may cause the loss of value of certain assets, and affect its ability to generate income. Therefore, it is necessary to update the business model, encouraging the pursuit of incomes and additional efficiencies to those followed traditionally. Failure to do so appropriately could have an adverse impact on the Group’s financial condition, results of operations and cash flows.

In addition, the ability of the Telefónica Group’s IT systems (operational and backup) to respond the Company’s operating requirements is a key factor to be taken into account with respect to the commercial development, customer satisfaction and business efficiency.

The Company depends on the suppliers.

The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets, with a high concentration in a small number of suppliers, poses risks that may affect the operation, and may cause contingencies or damages to the Company’s image in the event that inappropriate practices were produced by a participant in the supply chain.

As of December 31, 2013, the Telefónica Group depends on 8 handset suppliers and 12 network infrastructure suppliers, which together accounted for 80% of orders. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements.

If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements or have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

Unanticipated network interruptions can lead to quality loss or the interruption of the service.

Unanticipated network interruptions as a result of system failures, including those due to network, hardware or software or cyber-attacks, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group’s image and reputation.

Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and other physical and logical security. However, these measures are not always effective. Although the Telefónica Group has insurance policies to cover this type of incidents and risks, these policies may not be sufficient to cover all possible monetary losses, although the claims and loss in revenue caused by service interruptions to date have been covered by these policies.

The telecommunications industry may be affected by the possible effects of electromagnetic fields, emitted by mobile devices and base stations, may have on human health.

In some countries, there is a concern regarding potential effects of electromagnetic fields, emitted by mobile devices and base stations, on human health. This public concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service, and affected the deployment criteria of new networks and digital services such as smart meters development.

There is a consensus between various expert groups and public health agencies, including the World Health Organization (WHO), who claim that at the moment there have not been established risks for exposure to low frequency signals in mobile communications. The scientific community is still investigating this issue especially on mobile devices. Exposure limits for radio frequency suggested in the guidelines of the Protection of Non-Ionizing Radiation Protection Committee (ICNIRP) have been internationally recognized. The mobile industry has adopted these exposure limits and works to request authorities’ worldwide to adopt these standards.

Society’s worries about radiofrequency emissions may discourage the use of mobile devices and new digital services, which could cause the public authorities to implement measures restricting where transmitters and cell sites can be located and how they operate, and the use of our mobile telephones, the massive deployment of smart meters and other products using mobile technology. This could lead to the Company being unable to expand or improve its mobile network.

The adoption of new measures by governments or administrations or other regulatory interventions in this respect, and any future assessment on the adverse impact of electromagnetic fields on health, may negatively affect the business, financial conditions, results and cash flows of the Telefónica Group.

Possible regulatory, business, economic or political changes could lead to asset impairment.

The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition cost. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and recognize impairment losses in goodwill, intangible assets or fixed assets. Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations. In this respect, the Telefónica Group has experienced impairment losses on certain of its investments, affecting the results of the year in which they were made. Thus, with respect to the investment in Telco, S.p.A., (“Telco”), value adjustments were made in fiscal years 2012 and 2013 for 1,277 million euros and 267 million euros, respectively. Also in 2012, the revision of the value of Telefónica operations in Ireland resulted in a negative impact of 527 million euros.

Our networks carry and store huge volumes of confidential, personal and corporate data, and our Internet access and hosting services may lead to claims for illegal or illicit use of the Internet.

Our networks carry and store huge volumes of confidential, personal and business data, through both voice and data traffic. We store increasing quantities and types of customer data in both business and consumer segments. Despite our best efforts to prevent it, Telefónica may be found liable for the loss, transfer, or inappropriate modification of the customer data or general public data stored on its servers or transmitted through its networks which could involve many people and have an impact on the Company’s reputation, or lead to legal claims and liabilities that are difficult to measure in advance.

Our Internet access and hosting servers could lead to claims for illegal or unlawful use of the Internet. Telefónica, like other telecommunications providers, may be held liable for the loss, transfer or inappropriate modification of the customer data stored on its servers or carried by its networks.

In most countries in which Telefónica operates, the provision of its Internet access and hosting services (including the operation of websites with shelf-generated content) are regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected by copyright or similar laws. However, regulatory changes have been introduced imposing additional obligations on access providers (such as blocking access to a website) as part of the struggle against some illegal or illicit uses of the Internet, notably in Europe.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims, antitrust and other legal proceedings.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group’s business, financial condition, results of operations, reputation and cash flows. In particular, regarding tax and antitrust claims, the Telefónica Group has open judicial procedures in Peru concerning the clearance of previous years’ income tax, for which contentious-administrative appeal is currently on its way; as well as in Brazil CADE’s (Conselho Administrativo de Defensa Ecônomica) as regards the acquisition of a 50% stake in VIVO and tax open procedures, primarily relating to the CIMS (tax on telecommunication services) (further details on these matters are provided in the consolidated financial statements).